EXHIBIT 99.2

Empower Clinics Inc.

Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

Expressed in United States dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Empower Clinics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Empower Clinics Inc. (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for each of the years in the three year period ended December  31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter Description	Audit Response

Going Concern

Refer to Note 1 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a history of losses and negative cash flows from operating activities, and as at December 31, 2021, the Company had a working capital deficiency of $4,542,752 (December 31, 2020 - $1,746,818) and an accumulated deficit of $62,334,945 (December 31, 2020 - $30,078,630). This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

We responded to this matter by performing procedures over going concern. Our audit work in relation to this included, but was not restricted to, the following:

	•	We obtained and tested the Company’s forecast cash flows by testing the completeness and accuracy of the underlying data used by evaluating the Company’s historical results;

•

We evaluated the estimates and assumptions  by developing an understanding of the nature of each critical assumption and estimate and then assessed their sensitivity to reasonably possible changes, including notably, the probability that management will be able to access funding by assessing the terms of current year agreements and the company’s history in obtaining financing; and

	•	We assessed the adequacy of the disclosures related to the application of the going concern assumption.

Acquisition of Medi+Sure Canada Inc. (“Medisure”)

Refer to Note 6 to the consolidated financial statements.

On July 30, 2021, the Company acquired 100% ownership of Medi + Sure Canada Inc. (“MediSure”). Founded in 2010, MediSure produces diabetes testing products for sale in the Canadian market.

Consideration in the transaction had an aggregate fair value of $2,720,525 comprised of cash consideration of $794,021, a promissory note of $200,363, and 4,582,483 common shares with a fair value of $1,726,141. The promissory note is payable on July 30, 2022. Of the total common shares issued, 2,036,659 shares are subject to contractually imposed trading restrictions through July 2023 with 254,582 common shares released from escrow every three months commencing on October 30, 2021 (the “restricted trading shares”). The fair value of the restricted trading shares was not subject to a discount for lack of marketability as the trading restrictions are imposed via a contract as opposed to via securities legislation.

The transaction has been accounted for by the Company as business combinations under IFRS 3 - Business Combinations.

Due to the complexities involved in the assessment of business combination versus asset acquisition as well as the significant judgments, assumptions and estimates, including projected cash flows, volatility, risk free rate and discount rates, within the methodology utilized to measure the fair value of the related assets and liabilities acquired and consideration paid, we have identified this area as a critical audit matter.

We responded to this matter by performing procedures over the estimated fair value of the assets acquired and liabilities assumed. Our audit work in relation to each of these acquisitions included, but was not restricted to, the following:

	•	We obtained a copy of the purchase and sale agreement from management and read the terms in detail to ensure that the transaction has been appropriately assessed as a business combination;

•

We obtained management’s analysis and a memo detailing how the fair value of assets and liabilities acquired have been determined, the purchase consideration paid, and the resulting goodwill recognized on the transaction;

•

We involved internal valuation specialists to test the appropriateness of the methodology used in the valuation of the assets acquired and liabilities assumed. We also verified the appropriateness of the key inputs and assumptions used in the above model including revenue growth rates, operating margins and discount rates by comparing such items to the industry projections and conditions found in industry reports as well as historical operating results of the entity acquired; and

•

We performed sensitivity analysis of the significant assumptions relating to forecasted revenue, expenses and discount rates within the valuation models by varying key assumptions within an observable range.

Revenue The Company has three streams of revenue:		We responded to this matter by performing procedures in relation to the cut-off for revenue. Our audit work in relation to this included, but was not restricted to, the following:
•	Clinics: involving provision of medical and para-medical services to patients;	•	We discussed and obtained an understanding of the Company’s revenue recognition policies and assessed any changes in the accounting policy from the prior year;

•	Product Income: involving sale of home COVID-19 testing kits and diabetes testing materials;	•

We performed substantive test procedures targeting cut-off wherein revenue recorded on either side of year end was assessed based on supporting documentation related to completion of the performance obligation to ensure recognition occurred in the appropriate period;

•	COVID-19 Testing: involving provision of live testing and laboratory processed test results for individual and larger commercial customers.	•

We circulated and obtained confirmations from customers for material revenue earned from COVID-19, for material product sales made close to year end, and also confirmed directly with a sample of practitioners at clinics to ensure that the underlying service for which revenue was recorded was provided in 2021; and

We identified management’s judgments and assumptions made in regards to recognition of revenue where product sales, clinic or testing services were provided around year-end to be a critical audit matter due to the presumed risk whereby management has an ability to override controls around journal entries and book revenue for services and sales where the underlying performance obligation was still not completed.

		•	We included criteria in our manual journal entry testing to assess unusual transactions related to revenue.

Impairment of goodwill and Intangible assets

Refer to Note 11 to the consolidated financial statements.

During 2019, the Company had recognized goodwill on acquisition of Sun Valley Certification Clinics Holdings, LLC. Additionally, on October 5, 2020, the Company acquired 100% interest in Kai Medical Laboratory, LLC and on December 31, 2020, the Company acquired 100% interest in Lawrence Park Health and Wellness Clinic Inc., 1100900 Canada Inc dba Atkinson, and Momentum Health Inc. collectively (“Lawrence Park & Atkinson”).

On July 30, 2021, the Company acquired 100% ownership of MediSure and recognized intangible assets of $146,300 and goodwill of $2,379,461.

Any goodwill recognized from these acquisitions is subject to impairment assessments annually, or more frequently to the extent events or conditions indicate a risk of possible impairment.

Significant judgments are made in determining the cash-generating unit to which such assets belong for purposes of the impairment tests. There exists high estimation uncertainty due to the significant judgments used to estimate the future revenues and cash flows, including growth rates, operating expenses, and cash outflows, weighted-average cost of capital, future market conditions and the valuation methodology.

For these reasons we determined goodwill and intangible asset impairment assessments to be a critical audit matter.

We responded to this matter by performing procedures over the impairment of goodwill and intangibles. Our audit work in relation to this included, but was not restricted to, the following:
•

We obtained cash flow forecasts prepared by management and assessed critical management estimates included in the forecast, such as revenue growth, terminal growth rates, gross margin and discount rates. The net present value of the forecast cash flows was compared to the carrying value of the related cash generating unit;

•

We validated management’s assessment of indicators of impairment for intangibles, including reference to historical performance and where applicable, to external market data and the Company’s future strategy and budgets;

•	We assessed the accuracy of management’s historical forecasts and, where there were discrepancies, we evaluated the impact of these on the current year forecasts;

•

We evaluated the cash flow forecasts in detail, tracing to supporting documentation for the revenue figures, focusing on market assumptions, including discussions with the directors and the business unit head as well as assessment of supporting internal analysis; and

•	We applied sensitivities to calculations prepared by management to assess the impact on the impairment assessment of reasonably possible changes to assumptions.

Chartered Professional Accountants Licensed Public Accountants
We have served as the Company’s auditor since 2015.

Ottawa, Canada

October 26, 2022

EMPOWER CLINICS INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As at December 31, 2021 and 2020 (in United States dollars)

	Note	December 31, 2021	December 31, 2020
		$	$
ASSETS
Current assets
Cash		866,170	4,889,824
Restricted cash		1,238,366	-
Assets classified as held for sale	7	97,314	-
Accounts receivable	8	565,575	264,866
Inventory	9	205,048	17,681
Prepaid expenses		187,868	81,748
		3,160,341	5,254,119

Property and equipment	10	1,131,504	1,590,047
Intangible assets	11	-	303,907
Goodwill	4,5,6,11	-	2,082,146
Other asset	18(b),24	745,531	-
Total assets		5,037,376	9,230,219

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12,24	3,725,430	3,442,725
Consideration payable	6	200,363	-
Liabilities classified as held for sale	7	61,520	-
Current portion of loans payable	13	128,480	992,070
Current portion of notes payable	14	173,266	708,361
Convertible notes payable	15	205,406	200,530
Current portion of lease liability	16	387,100	241,138
Current portion of warrant liability	17	1,504,703	1,416,113
Subscription deposits	18(b)	1,316,825	-
		7,703,093	7,000,937

Loans payable	13	1,053,983	1,140,157
Lease liability	16	2,650,367	255,248
Deferred revenue		22,874	26,694
Warrant liability	17	-	6,297,584
Total liabilities		11,430,317	14,720,620

SHAREHOLDERS’ DEFICIENCY
Issued capital	18(b)	52,875,084	22,969,566
Share subscriptions receivable	18(b)	-	(745,531)
Shares to be issued		60,287	60,287
Contributed surplus		2,908,315	2,223,269
Warrant reserve		58,380	80,638
Accumulated other comprehensive income		39,938	-
Deficit		(62,334,945)	(30,078,630)
Total shareholders’ deficiency		(6,392,941)	(5,490,401)
Total liabilities and shareholders’ deficiency		5,037,376	9,230,219

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 26)

Events after the reporting period (Note 27)

Approved and authorized by the Board of Directors on October 26, 2022:

“Steven McAuley”	Director	“Andrejs Bunkse”	Director

The accompanying notes are an integral part of these consolidated financial statements.

1

EMPOWER CLINICS INC. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS For the years ended December 31, 2021, 2020 and 2019 (in United States dollars, except number of shares outstanding)

	Note	2021	2020	2019
		$	$	$
Revenue		4,368,916	961,099	505,198

Direct expenses excluding depreciation and amortization		3,020,412	526,840	249,485

Gross margin		1,348,504	434,259	255,713

Operating expenses	19	3,597,122	2,240,444	1,726,467
Legal and professional fees		1,876,185	1,368,305	971,457
Depreciation and amortization expense	10,11	539,872	178,927	167,410
Share-based payments	18(c),24	777,277	323,799	608,944
Loss from operations		(5,441,952)	(3,677,216)	(3,218,565)

Other expenses (income)
Provision for credit losses		52,259	-	-
Accretion expense	13,14	33,324	327,301	114,515
Interest expense	13-16	152,083	196,441	227,135
Interest income		-	(7,573)	(4,977)
Issuance cost on warrant liabilities		-	44,947	129,965
Gain on debt settlement of accounts payable		-	-	(15,130)
Gain on termination of leases	16	(3,983)	(14,049)	-
Loss (gain) on change in fair value of warrant liability	17	16,820,611	11,886,796	(2,065,781)
Gain on change in fair value of conversion feature		-	(2,795)	(587,229)
Impairment of promissory note		-	130,147	-
Impairment of property and equipment	10	4,699,802	-	119,635
Impairment of intangible assets	11	403,213	340,575	-
Impairment of goodwill	11	4,461,607	117,218	2,377,397
Other (income) expenses, net		(324,623)	-	164,417
		26,294,293	13,019,008	459,947

Net loss from continuing operations		(31,736,245)	(16,696,224)	(3,678,512)

Net loss from discontinued operations	7	(520,070)	(370,087)	(623,151)
Net loss for the year		(32,256,315)	(17,066,311)	(4,301,663)

Other comprehensive income
Foreign currency translation adjustment		39,938	-	-
Comprehensive loss for the year		(32,216,377)	(17,066,311)	(4,301,663)

Loss per share from continuing operations, basic and diluted		(0.10)	(0.14)	(0.03)
Loss per share from discontinued operations, basic and diluted		(0.00)	(0.00)	(0.00)
Loss per share, basic and diluted		(0.10)	(0.14)	(0.03)

Weighted average number of shares outstanding
Basic and diluted		328,008,702	182,331,616	117,289,366

The accompanying notes are an integral part of these consolidated financial statements.

2

EMPOWER CLINICS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31, 2021, 2020 and 2019 (in United States dollars)

	2021	2020	2019
	$	$	$
Operating activities
Net loss from continuing operations	(31,736,245)	(16,696,224)	(3,678,512)
Items not involving cash:
Depreciation and amortization expense	539,872	178,927	167,410
Share-based payments	777,277	323,799	608,944
Accretion expense	33,324	327,301	114,515
Interest expense	152,083	152,790	227,135
Gain on debt settlement of accounts payable	-	-	(15,130)
Gain on termination of leases	(3,983)	(14,049)	-
Loss (gain) on change in fair value of warrant liability	16,820,611	11,886,796	(2,065,781)
Gain on change in fair value of conversion feature	-	(2,795)	(587,229)
Shares issued for compensation	-	-	304,721
Shares issued for services	-	547,641	208,153
Vesting of escrow shares	187,964	193,025	-
Impairment of property and equipment	4,699,802	-	119,635
Impairment of intangible assets	403,213	340,575	-
Impairment of goodwill	4,461,607	117,218	2,377,397
Other expense (income), net	(19,931)	32,926	-
Changes in non-cash working capital items	47,226	1,014,105	301,895
Net cash used in operating activities of continuing operations	(3,637,180)	(1,597,965)	(1,916,847)
Net cash used in operating activities of discontinued operations	(432,680)	(151,853)	(356,341)

Investing activities
Investment in Kai Medical Laboratory LLC, net	-	9,826	-
Investment in LP&A, net	-	(177,470)	-
Investment in MediSure, net	(794,021)	-	-
Investment in Sun Valley, net	-	-	(787,318)
Purchase of property and equipment	(2,152,186)	(3,495)	-
Acquisition of intangible assets	-	(138,855)	-
Net cash used in investing activities of continuing operations	(2,946,207)	(309,994)	(787,318)
Net cash used in investing activities of discontinued operations	-	-	(3,828)

Financing activities
Proceeds from issue of shares	-	1,879,632	1,876,938
Proceeds from stock options exercised	264,624	58,662	-
Proceeds from warrants exercised	4,496,696	5,313,064	61,287
Payments to related parties	-	-	(12,575)
Advance of loans payable	86,378	31,417	321,935
Advance of convertible debentures payable	-	-	753,491
Advance of convertible notes payable	-	-	188,893
Cash acquired in acquisition of Sun Valley	-	-	94,090
Cash on sale of assets held for sale	-	-	5,472
Repayment of loans payable	(693,233)	(44,379)	-
Repayment of notes payable	(441,771)	(197,862)	-
Interest paid	(496,955)	(59,291)	(12,273)
Lease payments	(183,918)	(37,621)	(78,641)
Net cash provided by financing activities of continuing operations	3,031,821	6,943,622	3,198,617
Net cash used in financing activities of discontinued operations	(79,346)	(173,139)	(112,798)

Effect of foreign exchange on cash	39,938	-	-
Net change in cash	(4,023,654)	4,710,671	21,485
Cash, beginning of year	4,889,824	179,153	157,668
Cash, end of year	866,170	4,889,824	179,153

Supplemental disclosure with respect to cash flows (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

3

EMPOWER CLINICS INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY (in United States dollars, except share numbers)

	Number	Issued capital	Share subscriptions receivable	Shares to be issued	Contributed surplus	Warrant reserves	Accumulated other comprehensive loss	Deficit	Total
	#	$	$	$	$	$	$	$	$
Balance, December 31, 2018	77,847,598	5,401,024	-	-	892,417	80,280	-	(9,369,941)	(2,996,220)
Adjustment on application of IFRS 16	-	-	-	-	-	-	-	(9,951)	(9,951)
Adjusted balance, January 1, 2019	77,847,598	5,401,024	-	-	892,417	80,280	-	(9,379,892)	(3,006,171)
Shares issued for Sun Valley acquisition	22,409,425	2,143,566	-	-	-	-	-	-	2,143,566
Shares issued on private placement, net	24,452,500	52,487	-	-	-	66,405	-	-	118,892
Shares issued for conversion of notes payable	2,500,000	7,254	-	-	-	-	-	-	7,254
Shares issued for conversion of debentures	3,991,524	55,997	-	-	-	-	-	-	55,997
Shares issued for compensation	7,400,000	304,721	-	-	-	-	-	-	304,721
Shares issued for services	1,500,000	257,041	-	-	-	-	-	-	257,041
Shares for debt settlement	1,686,861	208,153	-	-	-	-	-	-	208,153
Shares cancelled	(4,657,553)	(669,236)	-	-	-	-	-	669,236	-
Shares cancelled and to be reissued	-	(15,239)	-	15,239	-		-		-
Shares issued for exercise of warrants	431,075	61,287	-	-	-	-	-	-	61,287
Shares issued to agents	136,000	20,255	-	-	-	-	-	-	20,255
Shares to be issued for note payable	-	-	-	6,811	-	-	-	-	6,811
Share-based payments	-	-	-	-	608,944	-	-	-	608,944
Net loss and comprehensive loss	-	-	-	-	-	-	-	(4,301,663)	(4,301,663)
Balance, December 31, 2019	137,697,430	7,827,310	-	22,050	1,501,361	146,685	-	(13,012,319)	(3,514,913)
Shares issued to former CEO	651,875	15,239	-	(15,239)	-	-	-	-	-
Shares issued on private placement, net	55,309,465	921,138	-	-	-	-	-	-	921,138
Shares issued on debt settlement	5,841,586	219,150	-	-	-	49,782	-	-	268,932
Vesting of escrow shares	-	193,025	-	-	-	-	-	-	193,025
Shares issued for services	9,500,000	487,354	-	60,287	-	-	-	-	547,641
Shares issued on conversion of debentures	11,659,984	621,353	-	-	-	-	-	-	621,353
Obligation to issue shares	150,000	6,811	-	(6,811)	-	-	-	-	-
Exercise of options	7,583,333	840,499	(745,531)	-	(36,306)	-	-	-	58,662
Exercise of warrants	50,290,026	10,689,762	-	-	-	(35,549)	-	-	10,654,213
Lawrence Park & Atkinson acquisition	5,128,204	1,147,925	-	-	344,110	-	-	-	1,492,035
Kai Medical acquisition	-	-	-	-	10,025	-	-	-	10,025
Share issue costs	-	-	-	-	-	-	-	-	-
Reclassification of expired warrants	-	-	-	-	80,280	(80,280)	-	-	-
Share-based payments	-	-	-	-	323,799	-	-	-	323,799
Net loss and comprehensive loss	-	-	-	-	-	-	-	(17,066,311)	(17,066,311)
Balance, December 31, 2020	283,811,903	22,969,566	(745,531)	60,287	2,223,269	80,638	-	(30,078,630)	(5,490,401)

The accompanying notes are an integral part of these consolidated financial statements.

4

EMPOWER CLINICS INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY (in United States dollars, except share numbers)

	Number	Issued capital	Share subscriptions receivable	Shares to be issued	Contributed surplus	Warrant reserves	Accumulated other comprehensive loss	Deficit	Total
	#	$	$	$	$	$	$	$	$
Balance, December 31, 2020	283,811,903	22,969,566	(745,531)	60,287	2,223,269	80,638	-	(30,078,630)	(5,490,401)
Vesting of escrow shares	-	187,964	-	-	-	-	-	-	187,964
Shares issued for services	1,306,926	92,681	-	-	-	-	-	-	92,681
Shares returned to the treasury	(13,204)	(6,682)	-	-	-	-	-	-	(6,682)
Shares issued for acquisition of MediSure	4,582,483	1,726,141	-	-	-	-	-	-	1,726,141
Exercise of options	3,714,666	366,655	-	-	(102,031)	-	-	-	264,624
Exercise of warrants classified within warrant liability	42,982,247	27,322,855	-	-	-	-	-	-	27,322,855
Exercise of warrants classified within warrant reserve	3,060,000	215,904	-	-	-	(12,458)	-	-	203,446
Share-based payments	-	-	-	-	777,277	-	-	-	777,277
Reclassification of expired warrants	-	-	-	-	9,800	(9,800)	-	-	-
Reclassification of share subscriptions receivable	-	-	745,531	-	-	-	-	-	745,531
Foreign translation adjustment	-	-	-	-	-	-	39,938	-	39,938
Net loss and comprehensive loss	-	-	-	-	-	-	-	(32,256,315)	(32,256,315)
Balance, December 31, 2021	339,445,021	52,875,084	-	60,287	2,908,315	58,380	39,938	(62,334,945)	(6,392,941)

The accompanying notes are an integral part of these consolidated financial statements.

5

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

1. NATURE OF OPERATIONS AND GOING CONCERN

Empower Clinics Inc. (“Empower” or the “Company”) was incorporated under the laws of the State of Nevada on February 20, 1997 and subsequently continued as a federally incorporated Canadian company pursuant to a continuation under the Canada Business Corporations Act on November 27, 2008. The registered office of the Company is located at Suite 505 - 1771 Robson Street, Vancouver, British Columbia, Canada, V6G 1C9. The Company’s shares are traded on the Canadian Securities Exchange under the symbol “CBDT”.

The Company is an integrated healthcare company that provides body and mind wellness for patients through its medical clinics, digital and telemedicine care, medical diagnostics laboratories and distribution of medical devices.

COVID-19

On March 11, 2020, the World Health Organization declared the coronavirus disease ("COVID-19") a global pandemic, which continues to impact the international economy. As a direct result of the COVID-19 pandemic, the Company has realized both increases and decreases in patient visits and testing from time to time during the course of the pandemic, due to fluctuations in the severity of the pandemic, and implementations and reversals of government policies, regulations and responses from time to time, which resulted in fluctuating revenues and operating expenses. The Company continues to monitor the latest developments with respect to the pandemic globally, while also keeping a close eye on the more immediate impacts on the Company's North American operations. The Company remains committed to satisfying consumer and patient needs, and the Company's dedicated team of clinicians and educators continue to be available and provide support.

Going concern

These consolidated financial statements have been prepared under the assumption that the Company will be able to continue operating as a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. The Company has a history of losses and negative cash flows from operating activities, and as at December 31, 2021, the Company had a working capital deficiency of $4,542,752 (December 31, 2020 - $1,746,818) and an accumulated deficit of $62,334,945 (December 31, 2020 - $30,078,630). These circumstances present a material uncertainty and cast significant doubt over the Company’s ability to continue as a going concern.

The Company anticipates that it will continue to actively pursue growth opportunities through acquisitions, the expansion of clinic locations and through new product development in order to drive revenue and generate positive cash flows from operations. The ability of the Company to continue operating as a going concern is dependent on its ability to raise sufficient additional funds to finance development activities and/or its ability to achieve profitable operations and positive cash flows from operations. There is no certainty management’s plans described above will be successful or that sufficient financing will be available on terms acceptable to the Company or at all.

These consolidated financial statements do not reflect adjustments (if any) to the recorded amounts and classification of assets and liabilities, which could be necessary if the use of the going concern assumption is ultimately determined to be inappropriate. Such adjustments, if any, could be material.

2. BASIS OF PREPARATION

a) Statement of compliance

These consolidated financial statements were approved by the Company’s Board of Directors and authorized for issue on October 26, 2022.

These consolidated financial statements of Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and interpretations issued by the International Reporting Interpretation Committee for all periods presented.

b) Basis of presentation

The consolidated financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below.

6

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

2. BASIS OF PREPARATION (continued)

c)   Functional and presentation currency

The consolidated financial statements are presented in United States (“USD”) dollars, except as otherwise noted, which is the functional currency of the Company. The functional currency of each subsidiary is listed below. References to C$ are to Canadian dollars.

d)   Reclassification of prior year amounts

The Company has reclassified certain items on the consolidated statements of loss and comprehensive loss, and on the consolidated statements of cash flows to conform with current year presentation.

e)   Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

These consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

Name of subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
11000900 Canada Inc. (1)	Canada	100%	CAD	Clinic operations
Empower Healthcare Assets Inc. (2)	USA	100%	USD	Holding company
Empower Healthcare Corp.	Canada	100%	USD	Holding company
Empower Healthcare Corp.	USA	100%	USD	Clinic operations
Kai Medical Canada Corp. (3)	Canada	100%	CAD	Product sales
Kai Medical Laboratory, LLC (4)	USA	100%	USD	Diagnostic testing
Lawrence Park Health and Wellness Clinic Inc. (1)	Canada	100%	CAD	Clinic operations
Medi + Sure Canada Inc. (5)	Canada	100%	CAD	Product sales
Medi Collective Corp. (6)	Canada	100%	CAD	Clinic operations
Medi-Collective: Brown’s Line FHO Inc. (7)	Canada	100%	CAD	Clinic operations
S.M.A.A.R.T. Holding Co. (9)	USA	100%	USD	Inactive
SMAART, Inc. (9)	USA	100%	USD	Inactive
Sun Valley Alternative Health Centres NV, LLC (8)	USA	100%	USD	Held for sale
Sun Valley Health Franchising, LLC (8)	USA	100%	USD	Held for sale
Sun Valley Health Mesa, LLC (8)	USA	100%	USD	Held for sale
Sun Valley Health Tucson, LLC (8)	USA	100%	USD	Held for sale
Sun Valley Health West, LLC (8)	USA	100%	USD	Held for sale
Sun Valley Health, LLC (8)	USA	100%	USD	Held for sale
Sun Valley Heath Holdings, LLC (8)	USA	100%	USD	Held for sale
THCF Access Point (9)	USA	100%	USD	Inactive
The Hemp and Cannabis Co. (9)	USA	100%	USD	Inactive

(1)	Lawrence Park Health and Wellness Clinic Inc. and 11000900 Canada Inc. were acquired on December 31, 2020 (Note 5).
(2)	Empower Healthcare Assets Inc. was incorporated in the state of Delaware on April 16, 2019.
(3)	Kai Medical Canada Corp. was incorporated on June 17, 2021.
(4)	Kai Medical Laboratory, LLC was acquired on October 5, 2020 (Note 4).
(5)	Medi + Sure Canada Inc. was acquired on July 30, 2021 (Note 6).
(6)	Medi Collective Corp. was incorporated on May 12, 2021.
(7)	Medi-Collective: Brown’s Line FHO Inc. was incorporated on June 17, 2021.
(8)	Acquired as part of the Sun Valley acquisition on April 30, 2019. Results of operations have been presented as discontinued operations in these consolidated financial statements (Note 7).
(9)	The Hemp and Cannabis Co., THCF Access Point S.M.A.A.R.T Holding Co., and SMAART, Inc have been inactive since 2018.

7

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES

a) Critical accounting judgments and estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements and estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

These critical judgements and estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant judgements and estimates and related assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

i. Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. Note 2(e) contains the Company’s assessment of the functional currency of each subsidiary.

ii. Assessment of cash generating units

For impairment assessment and testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGU”). The Company applies judgement in assessing the smallest group of assets that comprise a single CGU.

iii. Assessment of useful lives of property and equipment and intangible assets

Management reviews its estimate of the useful lives of property and equipment and intangible assets annually and accounts for any changes in estimates prospectively. The Company applied judgment in determining the useful lives of trademarks and patient records with less than an indefinite life. In addition, the Company applied judgment in determining the useful lives of the right-of-use assets and leasehold improvements for purposes of assessing the shorter of the useful life or lease term.

iv. Assessment of indicators of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or CGU may be impaired, thereby requiring adjustment to the carrying value.

v. Revenue recognition

Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the medical services or sale of product, each representing a single performance obligation with consideration allocated accordingly.

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EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Transfer of control

Judgement is required to determine when transfer of control occurs relating to the medical services to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, whether delivery of medical services has occurred and whether the physical possession of the goods, significant risks and rewards and/or legal title have been transferred to the customer.

vi. Expected credit losses

In calculating the expected credit loss on financial instruments, management is required to make a number of judgments including the probability of possible outcomes with regards to credit losses, the discount rate to use for time value of money and whether the financial instrument’s credit risk has increased significantly since initial recognition.

vii. Current and deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on expected patient visits in future periods, which are internally developed and reviewed by management.

Weight is attached to tax planning opportunities that are within the Company’s control and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

viii. Equity-settled share-based payments

Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to the consolidated statement of loss and comprehensive loss over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

ix. Warrant liability and conversion feature

Warrant liability and conversion features are measured at fair value using the Black-Scholes option pricing model based on estimated fair values at the date of grant and revalued at period end with changes in fair value being charged or credited to the consolidated statement of loss and comprehensive loss. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

x. Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters’ changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

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EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

xi. Leases

Identifying whether a contract includes a lease

IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, whether the Company obtains substantially all of the economic benefits and who has the right to direct the use of that asset.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

xii. Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition.

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values, including the total consideration paid by the Company. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities including assessing the fair value of any favourable or unfavorable lease terms. For any intangible asset identified or form of consideration paid by the Company, depending on the type of intangible asset or consideration paid and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Additionally, as part of a business combination, all forms of consideration paid (on the date of acquisition or contingent upon achieving certain milestones) are recorded at their fair values, which is a significant estimate. For any form of consideration paid by the Company, depending on the type of consideration paid and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the asset concerned and any changes in the discount rate applied. In the event that there is contingent consideration in an acquisition management makes assumptions as to the probability of the consideration being paid.

b) Foreign currency translation

Transactions in foreign currencies are initially recorded by the Company’s subsidiaries at their respective functional currency spot rates at the date the transaction is recognized. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at reporting period ends. Differences arising on settlement or translation of monetary items are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income (“OCI”) or profit or loss are also recognized in OCI or profit or loss, respectively).

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EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

On consolidation, the assets and liabilities of foreign operations are translated into US dollars at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rate prevailing during each reporting period. Equity balances are translated at historical exchange rates prevailing at the date of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

c) Cash

Cash consists of cash at banks and on hand.

d) Restricted cash

Restricted cash consist of subscription deposits held in a trust account.

e) Inventory

Inventories are valued initially at cost and subsequently at the lower of cost and net realizable value. All direct and indirect costs related to inventory are capitalized as they are incurred.

Net realizable value is determined as the estimated selling price in the ordinary course of business. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued at the lower of cost and net realizable value. The Company reviews inventory for obsolete and slow-moving goods and any such inventory is written down to net realizable value. Inventory consists of consumable laboratory supplies used in testing.

f) Property and equipment

Property and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in profit or loss for the period. When the parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

The cost of replacing or overhauling a component of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to statement of loss or comprehensive loss as incurred.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in the consolidated statement of loss and comprehensive loss.

g) Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing the intangible asset to the condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs.

Upon sale or abandonment of any intangible asset, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in the statement of loss or comprehensive loss for the period.

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EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Depreciation and amortization

Depreciation and amortization is provided using the straight-line basis over the following terms:

Furniture and equipment	3 - 5 years
Leasehold improvements	5 years
Right-of-use assets	Term of the lease
Testing equipment	12 years

i) Impairment

Long lived assets (property and equipment, intangibles, goodwill) are reviewed for impairment at each reporting period end or whenever events or changes in circumstances indicate that the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

j) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are generally measured as the lower of their carrying amount and fair value less costs to sell.

k) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

1.

by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and,

2.	as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to the consolidated statement of loss and comprehensive loss.

l) Convertible debentures

The convertible debentures were determined to be compound instruments, comprising a financial liability (debt obligation) and derivative liability component (conversion option). As the debentures are convertible into units, each comprising a common share and a warrant, the debt and conversion feature are presented separately. The conversion option is classified as a derivative liability under the principles of IFRS 9 - Financial Instruments. As the exercise price of the convertible debenture is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative liability in accordance with IAS 32 - Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received upon exercise.

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EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The conversion option is recognized at fair value using the Black-Scholes option pricing model and the listed trading price at the date of issue. The conversion option is initially recorded as a liability at fair value with any subsequent changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

Using the residual method, the carrying amount of the financial liability component is the difference between the principal amount and the initial carrying value of the conversion option. The debentures, net of the derivative lability component, are accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

Upon conversion, the conversion option is revalued at the date of exercise of the conversion feature and the total fair value of the conversion option and the carrying value of the debt is allocated between the warranty liability and equity.

During the year ended December 31, 2020, all convertible debentures were converted into share capital.

m) Share-based payments

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, using the Black-Scholes option pricing model is charged to the consolidated statement of loss and comprehensive loss, with an offsetting credit to contributed surplus, over the vesting period. If and when the share options are exercised, the applicable original amounts of contributed surplus are transferred to issued capital.

These estimated fair value of share options involves inherent uncertainties and the application of management’s judgement. The costs of share options are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the consolidated statement of loss and comprehensive loss with a corresponding entry to contributed surplus.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from contributed surplus and credited to the consolidated statement of loss and comprehensive loss. For those share options that expire unexercised after vesting, the recorded value remains in contributed surplus.

From time to time, the Company makes share-based payments as consideration for goods or services to non-employees. Share-based payments to non-employees may be in the form of common shares, and common share purchase warrants, or units comprised of common shares and common share purchase warrants.

Share-based payments to non-employees are measured at the fair value of the goods or services received, or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

The fair value of share-based payments to non-employees is determined at the date of the grant, using the Black-Scholes option pricing model, and is charged to the consolidated statement of loss and comprehensive loss, with an offsetting credit to contributed surplus, in a manner consistent with the transfer of goods or services.

The fair value of share-based payments of units comprised of common shares and common share purchase warrants is allocated as follows: the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model and the residual, if any, is allocated to issued capital.

n) Share purchase warrants

Share purchase warrants that are not classified as share-based payments are classified as a derivative liability under the principles of IFRS 9 - Financial Instruments. As the exercise price of the share purchase warrant is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the share purchase warrants are considered a derivative liability in accordance with IAS 32 - Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received upon exercise.

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EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise with any gain or loss being charged to the consolidated statement of loss and comprehensive loss, and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

o) Issued capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity. Share issue costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issue costs related to uncompleted share subscriptions are expensed in the period they are incurred.

The Company records proceeds from share issuances net of issue costs and any tax effects. Common shares issued for non-monetary consideration are recorded at their fair value based upon the trading price of the Company’s shares on the Canadian Securities Exchange on the date of the agreement to issue the shares or the date of share issuance, whichever is more appropriate.

Proceeds from the issue of units comprised of common shares and common share purchase warrants is allocated as follows: the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model and the residual, if any, is allocated to issued capital.

p) Shares held in escrow

The Company has issued common shares held in escrow as a part of a compensation arrangement. The fair value of the escrowed shares is recognized into profit and loss with a corresponding increase to capital as the common shares vest.

The Company has issued common shares held in escrow as a part of the Sun Valley acquisition. The fair value of the escrowed shares is recognized as consideration.

q) Financial assets

Classification of financial assets

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

Financial assets valued at amortized cost are cash and accounts receivable.

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EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value through other comprehensive income ("FVTOCI"):

Financial assets that meet the following conditions are measured at FVTOCI:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and,
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not currently hold any financial instruments designated as FVTOCI.

Equity instruments designated as FVTOCI:

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to the consolidated statement of loss and comprehensive loss on disposal of the equity instrument, instead, it is transferred to deficit.

The Company does not currently hold any equity instruments designated as FVTOCI.

Financial assets measured subsequently at fair value through profit or loss:

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized on the consolidated statement of loss and comprehensive loss to the extent they are not part of a designated hedging relationship.

The Company currently has no financial assets valued at FVTL.

r) Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized on the consolidated statement of loss and comprehensive loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Classification of financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method. The Company’s financial liabilities measured at amortized cost are accounts payable and accrued liabilities, notes payable, convertible debentures payable, lease liability, loans payable and convertible notes payable. The Company measures the warrant liability at FVTPL.

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EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments designated as hedging instruments

The Company does not currently apply nor have a past practice of applying hedge accounting to financial instruments.

Impairment of financial assets

The expected loss model (“ECL”) applies to financial assets measured at amortized cost, contract assets and debt investments measured at FVOCI. The ECL model applies to the Company’s accounts receivable (Note 8).

To assess credit losses, the Company considers a broad range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions and forecasts that affect the expected collectability of future cash flows of the instrument.

In applying this forward-looking approach, the Company separates instruments into the below categories:

•	financial instruments that have not deteriorated significantly since initial recognition or that have low credit risk;
•	financial instruments that have deteriorated significantly since initial recognition and whose credit loss is not low; or
•	financial instruments that have objective evidence of impairment at the reporting date.

12-month expected credit losses are recognized for the first category while ‘lifetime expected credit losses’ are recognized for the second category.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Financial assets, other than those at FVTPL and amortized cost, are assessed for indicators of impairment at each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

s) Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as an increase in operating costs or a decrease in the number of patient visits, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount is determined as the higher of fair value less costs of disposal and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or to recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value.

The pre-tax discount rate applied to the estimated future cash flows measured on a value in use basis reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as a charge to the consolidated statement of loss and comprehensive loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment, other than goodwill impairment, subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation and/or amortization) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in the consolidated statement of loss and comprehensive loss. Goodwill impairment losses are not reversed.

16

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

t) Taxes

Current tax expense

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted at the reporting date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax expense

Deferred tax is accounted for using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable earnings will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the consolidated statement of loss and comprehensive loss.

u) Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the net earnings (loss) of the Company by the basic weighted average number of common shares outstanding during the period.

For purposes of calculating diluted EPS, the proceeds from the potential exercise of dilutive share options and share purchase warrants with exercise prices that are below the average market price of the underlying shares for the reporting period are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

Share options and share purchase warrants are included in the calculation of diluted EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such inclusion would be anti-dilutive.

v) Revenue recognition

Revenue is recognized in accordance with IFRS 15 Revenue from Contracts with Customers, when a customer obtains control of promised goods or services. The amount of revenue reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services. The Company applies the following five-step analysis to determine whether, how much and when revenue is recognized:

1.	Identify the contract with the customer;
2.	Identify the performance obligation in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligation in the contract; and
5.	Recognize revenue when or as the Company satisfies a performance obligation.

17

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes revenue when delivery of medical services has occurred and when the physical possession of the goods and significant risks and rewards and legal title have been transferred to the customer. The Company recognizes revenue from the rendering of patient services in the accounting period in which the physician’s services are rendered and recognizes revenue from the sale of goods when physical possession of the goods has transferred to the customer.

Revenues are recorded net of discounts provided to patients.

w) Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

4. ACQUISITION OF KAI MEDICAL

On October 5, 2020, the Company acquired 100% of the membership interest of Kai Medical Laboratory, LLC (“Kai Medical”), for consideration with a fair value of $20,050 comprised of 500,000 stock options with a fair value of $10,025 and 500,000 warrants with a fair value of $10,025. The options and warrants are exercisable at a price of $0.04 (C$0.05) and expire on October 5, 2023. The options and warrants were valued using a Black-Scholes option pricing model with the following assumptions: three year expected life, risk free rate of 0.23%, share price of $0.03 (C$0.04) and volatility of 119.32%.

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations.

KAI Medical Laboratory operates a high-complexity CLIA and COLA accredited laboratory that provides reliable and accurate testing solutions to hospitals, medical clinics, pharmacies, and employer groups.

The following table summarizes the final purchase price allocation:

$
Assets acquired
Cash	9,826
Accounts receivable	1,314
Prepaid	8,002
Property and equipment	1,422,819
Intangible asset	245,000
1,686,961

Liabilities assumed
Accounts payable and accrued liabilities	406,528
Loan payable	1,139,577
Lease liability	294,669
Disaster loan	59,846
PPP loan	77,028
Net assets at fair value, as at October 5, 2020	(290,687)

Consideration
Fair value of 500,000 stock options issued	10,025
Fair value of 500,000 warrants issued	10,025
Total consideration	20,050

Goodwill	310,737

Accounts receivable had a fair value of $1,314 while gross contractual accounts receivable were $32,448 at the date of acquisition.

18

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

4. ACQUISITION OF KAI MEDICAL (continued)

Property and equipment acquired included $294,669 of right-of-use assets.

The intangible asset is comprised of the laboratory certification license which was valued at replacement cost which approximates the costs incurred by Kai Medical to acquire the laboratory certification license.

The loan payable had a principal balance of $1,139,577, accrues interest at the prime rate plus 2% and matures on June 7, 2028. The prime rate as at October 5, 2020 was 3.25%. The loan payable’s fair value was determined to be equal to its carrying value as the loan is collateralized, the borrower did not breach any of the default provisions, and the lender is an unrelated third party.

The disaster loan had a principal balance of $150,000, accrues interest at 3.75% per annum and matures on June 24, 2040. The disaster loan was fair valued at $59,846 using a discount rate of 13.83%.

The PPP loan had a principal balance of $89,379, accrues interest at 1.00% per annum and matures on April 30, 2022. The PPP loan was fair valued at $77,028 using a discount rate of 12.00%.

The lease liability represents four leases with a fair value of $294,669 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions:

	Lease 1	Lease 2	Lease 3	Lease 4
Remaining term (months)	20	5	55	55
Monthly payments	$3,050 to $3,250	$2,850	$2,554	$2,041
Incremental borrowing rate	5.5%	5.5%	5.5%	5.5%
Fair value on acquisition	$60,145	$14,039	$122,536	$97,949

The goodwill generated as a result of this acquisition related to other intangible assets that did not qualify for separate recognition.

5. ACQUISITION OF LAWRENCE PARK & ATKINSON

On December 31, 2020, the Company acquired 100% ownership of Lawrence Park Health and Wellness Clinic Inc. (“Lawrence Park”) and 11000900 Canada Inc. (“Atkinson”, together “Lawrence Park & Atkinson” or “LP&A”). Lawrence Park & Atkinson operate para-medical clinics in the Greater Toronto Area of Ontario, Canada. The acquisition of these entities is considered one combined acquisition as the businesses carry on similar activities in Canada and are evaluated together as one business by management, so are considered one CGU from the Company’s perspective.

Consideration in the transaction had a fair value of $1,766,933 comprised of cash consideration of $215,991, cash payable of $58,907, up to 3,750,000 stock options with a fair value of $344,110 and share consideration with a fair value of $1,147,925. Share consideration consisted of the issuance of 2,564,102 common shares of the Company with a fair value of $0.2238 (C$0.2850) based on the stock price on December 31, 2020 and 2,564,102 common shares of the Company subject to voluntary trading restrictions imposed by a contract (and therefore no discount for lack of marketability) lasting through December 31, 2022 and having an average fair value of $0.2238 (C$0.2850) per share, which have the following escrow condition: 320,513 common shares to be released every three months commencing on March 31, 2021.

Pursuant to the terms of the acquisition of LP&A, the 3,750,000 stock options are subject to the following milestone issuance schedule:

•	Milestone 1 - 1/3 exercisable after 10 new clinics are opened within 18 months of the acquisition date
•	Milestone 2 - 1/3 exercisable after an additional 10 new clinics are opened
•	Milestone 3 - 1/3 exercisable after a further additional 10 new clinics are opened

The stock options will have a term of five years commencing on the date of issuance and become exercisable at a price equal to the greater of (a) the volume weighted average trading price ("VWAP") for the 10 trading days prior to the achievement of Milestone 1, and (b) the greater of the closing market prices of the Empower shares on (i) the trading day prior to the date of grant of the stock options; and (ii) in the event that the shares are not publicly traded, the fair value determined by an independent appraiser.

19

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

5. ACQUISITION OF LAWRENCE PARK & ATKINSON (continued)

The Company used the Black-Scholes option pricing model to determine the $344,110 fair value of the stock options with the following assumptions:

	Milestone 1	Milestone 2	Milestone 3
Milestone date	June 30, 2022	December 31, 2023	June 30, 2025
Years to maturity	4.00	4.75	5.50
Risk-free rate	0.190%	0.250%	0.480%
Exercise price	C$0.2850	C$0.2850	C$0.2850
Share price	C$0.2850	C$0.2850	C$0.2850
Volatility	108.1%	108.1%	108.1%
Fair value per option	C$0.2056	C$0.2173	C$0.2273
Probability	90%	50%	25%
Fair value per option tranche (1)	$181,634 (C$231,256)	$106,679 (C$135,824)	$55,797 (C$71,041)

(1)      Canadian dollar amount translated using the December 31, 2020 foreign exchange rate of 0.7854

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations. The following table summarizes the final purchase price allocation:

$
Assets acquired
Cash and cash equivalents	38,521
Deposit	4,103
Intangible assets	58,907
Right-of-use assets	39,271
140,802

Liabilities assumed
Accounts payable and accrued liabilities	54,396
Lease liability	45,595
Loans payable	45,287
Net assets at fair value, as at December 31, 2020	(4,476)

Consideration
Cash consideration	215,991
Cash consideration - withheld	58,907
Stock options	344,110
Share consideration	1,147,925
Total consideration	1,766,933

Goodwill	1,771,409

The intangible assets are comprised customer relationships with a fair value of $58,907. The fair value of the customer relationships was determined using a discounted cash flow analysis. The key assumptions used in the cash flow projection related to the trade name include: (1) a discount rate of 20.5%; (2) revenue growth rates of 3.1% - 35%; (3) royalty rate of 1%; (4) discount rate of 20.5% and (5) terminal revenue growth of 2% per year. The key assumptions used in the cash flow projection related to the customer relationships include (1) customer growth rate of 2%; (2) customer retention rates of 55% and discount rate of 22.5%.

The lease liability represents one lease with a fair value of $45,595 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions: (1) remaining number of payments - 13; (2) rent payment - $3,631; and (3) incremental borrowing rate - 4.04%.

The loans payable balance at acquisition consists of two CEBA loans with a two-year term to maturity that have a fair value of $45,287. The fair value was determine using a discounted cash flow analysis with a discount rate of 10.2%.

20

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

5. ACQUISITION OF LAWRENCE PARK & ATKINSON (continued)

The goodwill generated as a result of this acquisition related to other intangible assets that did not qualify for separate recognition.

6. ACQUISITION OF MEDISURE

On July 30, 2021, the Company acquired 100% ownership of Medi + Sure Canada Inc. (“MediSure”). Founded in 2010, MediSure produces diabetes testing products for sale in the Canadian market.

Consideration in the transaction had an aggregate fair value of $2,720,525 (C$3,403,767) comprised of cash consideration of $794,021 (C$1,000,000), a promissory note of $200,363 (C$250,000), and 4,582,483 common shares with a fair value of $1,726,141 (C$2,153,767). The promissory note is payable on July 30, 2022. Due to the short-term nature of the note, effects of discounting were deemed to be immaterial. Of the total common shares issued, 2,036,659 shares are subject to contractually imposed trading restrictions through July 2023 with 254,582 common shares released from escrow every three months commencing on October 30, 2021 (the “restricted trading shares”). The fair value of the restricted trading shares was not subject to a discount for lack of marketability as the trading restrictions are imposed via a contract as opposed to via securities legislation.

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations.

The following table summarizes the preliminary purchase price allocation:

$
Assets acquired
Accounts receivable	123,299
Inventory	161,209
Prepaid expense	4,841
Property and equipment	129,997
Intangible assets	146,300
565,646

Liabilities assumed
Bank indebtedness	782
Accounts payable and accrued liabilities	88,445
Lease liability	124,640
Shareholder loan	10,715
Net assets at fair value, as at July 30, 2021	341,064

Consideration
Cash consideration	794,021
Fair value of promissory note (consideration payable)	200,363
Fair value of 2,545,824 share consideration	958,967
Fair value of 2,036,659 restricted share consideration	767,174
Total consideration	2,720,525

Goodwill	2,379,461

Accounts receivable contains $3,338 of GST receivable and $119,961 of trades receivable.

Property and equipment are comprised of $124,640 of right-of-use assets and $5,357 of office equipment.

The intangible assets are comprised of customer relationships with a fair value of $146,300.

The lease liability represents one lease with a fair value of $124,640 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions: (1) remaining number of payments - 60; (2) monthly payment - $2,405 (C$3,000); and (3) incremental borrowing rate - 6.00% per annum.

21

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

6. ACQUISITION OF MEDISURE (continued)

The shareholder loan balance at acquisition consists of a vehicle loan with a payout balance of $10,715 (C$13,407). The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition. Goodwill was allocated to the Diagnostics & Technology CGU (Note 11).

The result of operations are included in the Company ‘s consolidated loss and comprehensive loss for the period since the acquisition date. From the closing date of the acquisition on July 31, 2021 to December 31, 2021, MediSure contributed revenues of $604,052 (C$757,195) and net loss of $215,417 (C$269,691) to the Company’s results. If the acquisition occurred on January 1, 2021, management estimates that revenue would increased by $848,881 (C$1,064,094) and net loss would have been increased by approximately $26,270 (C$32,931), respectively.

7. DISCONTINUED OPERATIONS - SUN VALLEY

On July 21, 2021, the Company entered into a non-binding agreement with a related party for the sale of 100% of the Company’s interest in Sun Valley. For the years ended December 31, 2021, 2020 and 2019, Sun Valley’s operating results were classified as discontinued operations and its remaining assets and liabilities at December 31, 2021 were classified as held for sale.

The following table summarizes the asset and liabilities classified as held for sale related to the discontinued operations of Sun Valley:

December 31, 2021
$
Cash	7,482
Prepaid	2,344
Property and equipment	87,488
Asset classified as held for sale	97,314

Accounts payable and accrued liabilities	(18,500)
Lease liability	(43,020)
Liabilities classified as held for sale	(61,520)

Loss from discontinued operations, net of tax is comprised of the following operating results from the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
	$	$	$
Revenue	280,919	2,248,097	1,526,383
Direct expenses excluding depreciation and amortization	8,936	666,719	576,791
Gross margin	271,983	1,581,378	949,592

Operating expenses	700,483	1,706,962	1,207,152
Legal and professional fees	4,180	26,269	44,286
Depreciation and amortization expense	67,751	202,565	159,649
Interest expense	5,382	15,669	13,404
Gain on termination of leases	(4,471)	-	-
Impairment of property and equipment	18,728	-	-
Impairment of intangible assets	-	-	93,757
Other expenses	-	-	54,495
Net loss from discontinued operations	(520,070)	(370,087)	(623,151)

22

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

7. DISCONTINUED OPERATIONS - SUN VALLEY (continued)

The cash flows associated with the discontinued operations for the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Operating activities	$	$	$
Net loss from discontinued operations	(520,070)	(370,087)	(623,151)
Adjustments to non-cash items:
Depreciation and amortization expense	67,751	202,565	159,649
Interest expense	5,382	15,669	13,404
Gain on lease termination	(4,471)	-	-
Impairment of property and equipment	18,728	-	-
Impairment of intangible assets	-	-	93,757
Net cash used in operating activities	(432,680)	(151,853)	(356,341)

Investing activities
Acquisition of property, plant, and equipment	-	-	(3,828)
Net cash used in investing activities	-	-	(3,828)

Financing activities
Interest paid	(5,382)	(15,669)	(13,404)
Lease payments	(73,964)	(157,470)	(99,394)
Net cash used in financing activities	(79,346)	(173,139)	(112,798)
Net cash used in discontinued operations	(512,026)	(324,992)	(472,967)

8. ACCOUNT RECEIVABLE

At December 31, 2021 and 2020, accounts receivable was comprised of the following:

	2021	2020
	$	$
Trade receivables	454,481	245,891
Expected credit losses	(121,479)	-
GST receivable	193,853	18,975
Other receivables	38,720	-
Total	565,575	264,866

The Company estimates a provision for lifetime expected credit losses for receivables aged greater than 91 days. As at December 31, 2021, the Company had $121,479 (2020 - $nil) recorded as a provision for expected credit losses.

For the years ended December 31, 2021 and 2020, and 2019, the Company had one customer that individually represented 35%, 26% and 0% of revenue, respectively. The next largest proportion of sales to one customer was 6% for the year ended 2021 ($nil with that customer for the years ended December 31, 2020 and 2019).

9. INVENTORY

At December 31, 2021 and 2020, inventory was comprised of the following:

	2021	2020
	$	$
Diagnostics, COVID-19 testing supplies and reagents	325	17,681
Diabetes diagnostic products	204,723	-
Total	205,048	17,681

Included in direct expenses excluding depreciation and amortization for the year ended December 31, 2021 is $163,079 (2020 - $nil, 2019 - $nil) pertaining to a write down of COVID-19 testing inventory to its net realizable value.

23

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

10. PROPERTY AND EQUIPMENT

The following table presents a continuity of property and equipment for the years ended December 31, 2021 and 2020:

	Right-of-use assets	Furniture and equipment	Leasehold improvements	Testing equipment	Asset under construction	Total
	$	$	$	$	$	$
Cost
Balance, December 31, 2019	857,083	36,780	91,858	-	-	985,721
Acquisition of Kai Medical	294,669	114,000	86,000	928,149	-	1,422,818
Acquisition of LP&A	39,271	-	-	-	-	39,271
Additions	-	3,495	-	-	-	3,495
Disposals	(402,533)	-	-	-	-	(402,533)
Balance, December 31, 2020	788,490	154,275	177,858	928,149	-	2,048,772
Additions	2,959,976	333,979	1,077,418	42,320	573,829	4,987,522
Disposals	(275,677)	(15,180)	(32,086)	-	-	(322,943)
Impairment	(3,206,016)	(8,917)	(1,171,224)	-	(580,363)	(4,966,520)
Foreign exchange gain (loss)	29,884	(1,958)	(2,005)	323	6,534	32,778
Transferred to assets held for sale	(296,657)	(30,625)	(49,961)	-	-	(377,243)
Balance, December 31, 2021	-	431,574	-	970,792	-	1,402,366

Accumulated depreciation
Balance, December 31, 2019	(147,195)	(7,179)	(33,924)	-	-	(188,298)
Depreciation	(222,910)	(35,776)	(40,881)	(29,005)	-	(328,572)
Disposals	58,145	-	-	-	-	58,145
Balance, December 31, 2020	(311,960)	(42,955)	(74,805)	(29,005)	-	(458,725)
Depreciation	(255,200)	(106,785)	(81,117)	(116,602)	-	(559,704)
Disposals	162,421	15,180	32,086	-	-	209,687
Impairment	172,437	-	75,553	-	-	247,990
Foreign exchange loss (gain)	(6)	134	-	7	-	135
Transferred to assets held for sale	232,308	9,164	48,283	-	-	289,755
Balance, December 31, 2021	-	(125,262)	-	(145,600)	-	(270,862)

Carrying amount
Balance, December 31, 2020	476,530	111,320	103,053	899,144	-	1,590,047
Balance, December 31, 2021	-	306,312	-	825,192	-	1,131,504

Events during the year ended December 31, 2021:

Right-of-use assets

During the year ended December 31, 2021, the Company entered into several lease agreements for clinics in the Medi-Collective which resulted in the recognition of right-of-use assets in the amount of $2,142,721. The right-of-use assets were measured as the present value of the minimum contractual lease payments discounted at the Company’s estimated incremental borrowing rate of 6%.

On August 31, 2021, a lease agreement in LP&A was modified which resulted in a substantial modification of the cash flows of the lease. In accordance with IFRS 16, the lease was de-recognized and recorded at its present value on the date of modification. As a result of the lease modification, the disposal of previous lease contains $39,513 of cost and $24,590 of accumulated depreciation, and the new right-of-use asset was recognized at $180,664. Following an impairment test conducted on the CGU to which the right-of-use asset was assigned, the asset was found to be impaired, and the Company recognized impairment loss of $182,375.

On April 1, 2021, the Company amended the terms of its lease agreement for the Kai Medical testing laboratory. As a result of the amendment, the Company derecognized the right-of-use asset with cost of $74,183 and accumulated depreciation of $29,075; these amounts are included in disposals of right-of-use assets. The Company recorded the right-of-use asset for the amended lease term and payments discounted at a rate of 6% per annum in the amount of $511,951. Following an impairment test conducted on the CGU to which the right-of-use asset was assigned, the asset was found to be impaired, and the Company recognized impairment loss of $732,437.

The acquisition of MediSure resulted in the recognition of a right-of-use asset with a value of $124,640 (Note 6). Following an impairment test conducted on the September 30, 2021 balances of the CGU to which the right-of-use asset was assigned, the right-of use asset was found to be impaired, and the Company recognized impairment loss of $118,543.

24

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

10. PROPERTY AND EQUIPMENT (continued)

As a result of the closure of Sun Valley clinics during the year ended December 31, 2021, the Company disposed of right-of-use assets with cost of $134,887 and accumulated depreciation of $81,662.

As a result of the non-binding agreement entered into on July 21, 2021 for the sale of 100% of the Company’s interest in Sun Valley (Note 7), the Company transferred right of use assets with a cost of $296,657 and accumulated depreciation of $232,308 to assets held for sale.

Furniture and equipment, leasehold improvements, testing equipment and assets under construction

For the year ended December 31, 2021, additions to furniture and equipment primarily relate to purchases of assets to furnish the Company’s new clinic openings in the Medi-Collective and additions to testing equipment primarily relates to purchases of additional testing equipment in Kai Medical.

For the year ended December 31, 2021, additions to leasehold improvements primarily relates to renovations conducted at the Kai Medical laboratory and costs of renovating leased clinics in the Medi-Collective.

For the year ended December 31, 2021, additions to assets under construction primarily represents costs of renovating clinics that are not yet available for use.

During the year ended December 31, 2021, closures of Sun Valley clinics resulted in disposals in furniture and equipment and leasehold improvements with cost of $15,180 and $32,086, respectively, and accumulated depreciation of $15,180 and $32,086, respectively. The closures also resulted in the recognition of impairment of $8,917 and $9,811 in furniture and equipment and leasehold improvements, respectively which is included in net loss from discontinued operations (Note 7).

As a result of the non-binding agreement entered into on July 21, 2021 for the sale of 100% of the Company’s interest in Sun Valley (Note 7), the Company transferred furniture and equipment with costs of $30,625 and accumulated depreciation of $9,164 and leasehold improvements with cost of $49,961 and accumulated depreciation of $48,283 to assets held for sale.

As a result of an impairment test conducted on the September 30, 2021 balances of the Diagnostics & Technology CGU, the Company recognized impairment of leasehold improvements of $547,064. As a result of an impairment test conducted on the December 31, 2021, balances of the Health & Wellness CGU, the Company recognized further impairment of leasehold improvements of $1,119,159.

Events during the year ended December 31, 2020:

Through the acquisition of LP&A on December 31, 2020, the Company recognized a right-of-use asset with a fair value of $39,271 (Note 5).

Through the acquisition of Kai Medical on October 5, 2020, the Company recognized right-of-use assets, furniture and equipment, leasehold improvements, and testing equipment in the amounts of $294,669, $114,000, $86,000, and $928,149, respectively. The right-of-use assets relate to leased office space and equipment.

During the year ended December 31, 2020, the Company defaulted on a right-of-use CBD extraction facility and as a result, derecognized the right of use asset with a cost of $402,533 and accumulated depreciation of $58,145. The Company recognized a gain on lease termination of $14,049. Included in accounts payable and accrued liabilities is $15,533 in accrued unpaid rent for three months where the Company still had possession of the facility.

25

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

11. INTANGIBLE ASSETS AND GOODWILL

Intangible assets

The following table presents a continuity of intangible assets for the years ended December 31, 2021, and 2020:

	Patient records	Customer relationships	Brands, trademarks, licenses and domain names	Management software	Software	Total
	$	$	$	$	$	$
Cost
Balance, December 31, 2019	389,580	-	263,695	51,100	-	704,375
Additions	-	-	-	-	138,855	138,855
Acquisition of Kai Medical	-	-	245,000	-	-	245,000
Acquisition of LP&A	58,907	-	-	-	-	58,907
Impairment	(69,724)	-	(131,996)	-	(138,855)	(340,575)
Balance, December 31, 2020	378,763	-	376,699	51,100	-	806,562
Acquisition of MediSure	-	146,300	-	-	-	146,300
Impairment	(379,688)	(146,300)	(376,699)	(51,100)	-	(953,787)
Foreign exchange gain	925	-	-	-	-	925
Balance, December 31, 2021	-	-	-	-	-	-
Accumulated amortization
Balance, December 31, 2019	(299,935)	-	(98,700)	(51,100)	-	(449,735)
Amortization	(19,921)	-	(32,999)	-	-	(52,920)
Balance, December 31, 2020	(319,856)	-	(131,699)	(51,100)	-	(502,655)
Amortization	(11,169)	-	(36,750)	-	-	(47,919)
Impairment	331,025		168,449	51,100		550,574
Balance, December 31, 2021	-	-	-	-	-	-

Carrying amount
Balance, December 31, 2020	58,907	-	245,000	-	-	303,907
Balance, December 31, 2021	-	-	-	-	-	-

Events during the year ended December 31, 2021:

The acquisition of MediSure resulted in the recognition of an intangible customer relationship asset with a fair value of $146,300 (Note 6) which was assigned to the Diagnostics & Technology CGU. Following identification of indicators of impairment in both Diagnostics & Technology CGU and Health & Wellness CGU, the carrying amounts for all intangible assets was found to exceed the recoverable amount and the intangible assets assigned to the CGUs were found to be fully impaired. As a result, the Company recognized $146,300 in impairment charges related to the MediSure customer relationships and recognized total impairment loss of $403,213.

Events during the year ended December 31, 2020:

The acquisition of Kai Medical resulted in the recognition of an intangible asset with a fair value of $245,000 which was assigned to the Diagnostics & Technology CGU (Note 4).

The acquisition of LP&A resulted in the recognition of intangible assets comprised of patient records with fair values of $58,907 (Note 5).

During the year ended December 31, 2020, the Company assessed the Sun Valley CGU for impairment and found the intangible patient records, brand and software to be fully impaired, resulting in total impairment loss of $340,575.

26

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

11. INTANGIBLE ASSETS AND GOODWILL (continued)

Goodwill

A continuity of goodwill for the years ended December 31, 2021 and 2020 is as follows:

$
Balance, December 31, 2019	117,218
Acquisition of Kai Medical	310,737
Acquisition of LP&A	1,771,409
Impairment	(117,218)
Balance, December 31, 2020	2,082,146
Acquisition of MediSure	2,379,461
Impairment	(4,461,607)
Balance, December 31, 2021	-

Annual impairment tests for cash generating units containing goodwill

For the year ended December 31, 2021:

During the year ended December 31, 2021, goodwill from the Lawrence Park & Atkinson acquisition was allocated to a group of CGUs within the Health & Wellness operating segment while goodwill from the Kai Medical acquisition was allocated to a group of CGUs within the Diagnostics & Technology operating segment. Goodwill from MediSure acquisition on July 30, 2021, was allocated to a group of CGUs within the Diagnostics & Technology operating segment.

As a result of indicators of impairment in Diagnostics & Technology CGU, the Company performed an impairment assessment of the CGU for the period ended September 30, 2021. The Company determined that the CGU’s carrying amount exceeded its recoverable amount and found that the entire amount of goodwill allocated to the CGU of $2,690,198 was impaired. The goodwill was comprised of $310,737 resulting from the acquisition of Kai Medical and $2,379,461 resulting from the acquisition of MediSure. The CGU’s recoverable amount was determined using a value in use calculation with the following key assumptions: (1) discount rate - 17%; (2) income tax rate - 27%; (3) terminal growth rate - 2%; (4) working capital - 8% of sales.

The Company conducted an annual impairment test on the Health & Wellness CGU by preparing a value in use calculation to determine its recoverable amount. The Company determined that the CGU’s carrying amount exceeded its recoverable amount and found that the entire amount of goodwill allocated to the CGU of $1,771,409 was impaired. Significant assumptions in the value in use calculation were based on the number of clinics to be opened in the next two years and the expected revenues and margins from these clinics as well as the following key assumptions: (1) discount rate - 17%; (2) income tax rate - 27%; (3) terminal growth rate - 3%; (4) working capital - 5% of sales.

For the year ended December 31, 2020:

At December 31, 2020, the Company assessed the Sun Valley CGU for impairment and found that the goodwill recorded through the Sun Valley acquisition was impaired resulting in an impairment loss of $117,218.

The impairment losses pertaining to the Sun Valley CGU related to a change in expected future cash flows for the CGU as a result of 1) changes in the Arizona licensing regulations on June 7, 2019, which now requires certification on a two-year period whereas it was on a one-year basis prior to the change in regulation. The change in licensing regulations is expected to result in increased attrition and lower patient totals in Arizona as compared to that considered at the acquisition date which resulted in an impairment test being conducted on June 7, 2019, and 2) the negative impact of legalization of the passage of the Arizona Marijuana Legalization Initiative on November 3, 2020, which legalized the possession and use of recreational marijuana for adults (age 21 years or older). In addition, the legalization allows people to grow no more than six marijuana plants for personal use in their residence, as long as the plants are within an enclosed area with a lock and beyond public view. This legalization in Arizona has had a material adverse effect on the Company’s operations within the state.

The impairment was determined based on a value in use calculation which used cash flow projections covering a five-year period and a discount rate of 6% per annum. The cash flows beyond the five-year period have been extrapolated using a terminal growth rate of 1.5% per annum. Key assumptions used in the cash flow projection related to attrition of 59%. The new patient attraction rate was estimated to be 68% as of acquisition date and 24% post legalization.

27

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

11. INTANGIBLE ASSETS AND GOODWILL (continued)

At December 31, 2020, the Company tested the goodwill recorded through the acquisition of Kai Medical and the acquisition of LP&A for impairment by comparing their respective recoverable amounts to their carrying values. The Company concluded that the recoverable amount was greater than the carrying value for both amounts and that no impairment was required as at December 31, 2020.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company had the following in accounts payable and accrued liabilities at December 31, 2021 and 2020:

	2021	2020
	$	$
Trade payables	1,896,895	1,920,840
Accrued liabilities	423,475	1,521,885
Accrued payroll liabilities	618,378	-
Accrued tax liabilities	786,682	-
Total	3,725,430	3,442,725

13. LOANS PAYABLE

A continuity of loans payable for the years end December 31, 2021 and 2020 is as follows:

	2021	2020
	$	$
Balance, beginning of year	2,132,227	761,711
Acquisition of Kai Medical	-	1,276,449
Acquisition of LP&A	-	45,287
CEBA loan	-	31,417
PPP loan addition	86,378	-
Accretion expense	33,324	1,345
Interest expense	63,676	60,397
Repayment	(1,008,721)	(44,379)
Gain on loan forgiveness	(124,047)	-
Unrealized foreign exchange gain	(374)	-
Balance, end of year	1,182,463	2,132,227
Less: Current portion of loans payable	128,480	992,070
Loans payable	1,053,983	1,140,157

On May 27, 2020, the Company received a Canada Emergency Business Account (“CEBA”) loan in the amount of $31,417 (C$40,000). The loan was interest free until January 1, 2023, which has been extended December 31, 2023, at which time interest accrues at a rate of 5% per annum, payable monthly on the last day of each month. The loan has a possibility of forgiveness of 33% if it is repaid prior to maturity.

On October 5, 2020, through the acquisition of Kai Medical, the Company assumed three secured loans with a total fair value of $1,276,451 (Note 4). The total accretion expense and interest expense applicable to the Kai loans payable was $26,644 and $63,098, respectively for the year ended December 31, 2021 (2020 - $13,284 and $1,345, respectively).

On December 31, 2020, through the acquisition of LP&A, the Company assumed two CEBA loans with a fair value of $27,172 (C$34,595) and $18,115 (C$23,064) and amounts due at the maturity of C$60,000 and C$40,000, respectively. The loans were interest free until January 1, 2023, which have been extended to December 31, 2023, at which time interest accrues at a rate of 5% per annum, payable monthly on the last day of each month. The loans have a possibility of forgiveness of 33% of each loan if they are repaid before the maturity date. The loans were discounted using an annual rate of 3.21% and the fair value reflects an estimate that the amount will be repaid prior to maturity. For the year ended December 31, 2021, accretion expense recorded on these loans was $3,119 (2020 - $nil).

28

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

13. LOANS PAYABLE (continued)

On January 11, 2021, the Company repaid the principal of $550,000 and accrued interest of $258,293, for a total payment of $808,293 to Bayview Equities Ltd. The loan bore interest at 6% per annum and was due on demand.

On March 31, 2021, through its subsidiary Kai Medical, the Company entered into a loan agreement for $86,378 with the US Small Business Administration issued under the CARES Act program: “Paycheck Protection Program” (the “PPP loan”). The loan bears interest at 1% per annum and matures on March 31, 2026. The loan was discounted at an estimated market rate of 16.63% recorded at its present value of $49,942. As a result, $36,436 was recorded as government grant income and is included in other income for the year ended December 31, 2021. For the year ended December 31, 2021, accretion expense and interest expense recorded on this loan were $3,561 and $578, respectively (2020 - $nil and $nil).

On August 31, 2021, a loan held in Kai Medical with a carrying amount of $87,611 was forgiven by the U.S. Small Business Administration. As a result of the loan forgiveness, the Company recorded $124,047 as income from loan forgiveness and is included in other income on the consolidated statement of loss and comprehensive loss for the year ended December 31, 2021.

During the year ended December 31, 2021, the Company made scheduled payments on loans payable of $1,008,721 (2020 - $44,379), of which $56,664 was for interest payments.

14. NOTES PAYABLE

A continuity of notes payable for the years end December 31, 2021 and 2020 is as follows:

	2021	2020
	$	$
Balance, beginning of year	708,361	969,891
Settled in shares	-	(148,745)
Repayment	(553,324)	(197,862)
Realized foreign exchange loss	-	4,918
Unrealized foreign exchange loss	3,786	6,304
Accretion expense	-	13,110
Interest expense	14,443	60,745
Balance, end of year	173,266	708,361

On July 15, 2020, the Company settled a promissory note with a carrying amount of $148,745 comprised of principal of $125,000 and accrued interest of $23,745 through the issuance of 4,100,634 units in a private placement on the same date. In connection with the settlement, the Company recorded a loss on debt settlement of $2,380 which is included in general and administrative expense.

On October 1, 2019, the Company issued a promissory note payable in the amount of $188,765 (C$250,000). The promissory note payable was due April 1, 2020 and bore interest at 10% per annum. Pursuant to the issuance of the note payable the Company incurred transaction costs including an administrative charge of $18,876 (C$25,000) and an obligation to issue 150,000 common shares of the Company with a fair value of $6,811 which was been recorded as shares to be issued on the consolidated statements of changes in equity. The note payable has been recognized at amortized cost of $163,093 (C$216,000). On May 20, 2020, the Company issued a total of 844,444 common shares of which 694,444 were to settle an administrative charge of $18,876 (C$25,000) and the remaining 150,000 common shares were to settle the obligation to issue shares. The Company repaid the principal of $250,000 on December 11, 2020. As at December 31, 2020, the Company had a balance owing of $22,944 (C$29,212) for accrued interest. The interest was repaid on January 11, 2021.

On February 23, 2021, the Company repaid a promissory note with principal of $437,985 and accrued interest of $94,636.

At December 31, 2021, the Company has one remaining note payable with a principal balance of $140,000 and accrued interest of $33,266.

29

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

15. CONVERTIBLE NOTES PAYABLE

	December 31,	December 31,
	2021	2020
	$	$
Balance, beginning of period	200,530	192,717
Unrealized foreign exchange loss	826	3,971
Interest expense	4,050	3,842
Balance, end of period	205,406	200,530

On December 9, 2019, the Company issued a convertible promissory note payable in the amount of $188,893 (C$250,000). The convertible promissory note payable was due December 9, 2021 and bears interest at 2% per annum. The convertible promissory note is convertible at a share price equal to the closing share price on the date prior to conversion for total shares equal to the face value of the note divided by the closing share price. As the settlement is fixed at the face value of the obligation, the Company has determined that the conversion option has $nil value.

16. LEASE LIABILITY

	Health & Wellness	Diagnostics & Technology	Corporate	Discontinued operations	Total
	$	$	$	$	$
Balance, December 31, 2019	387,985	-	14,761	332,150	734,896
Acquisition of Kai Medical	-	294,669	-	-	294,669
Acquisition of LP&A	45,595	-	-	-	45,595
Interest expense	11,103	3,969	568	15,669	31,309
Payments	(15,405)	(25,586)	(12,270)	(173,139)	(226,400)
Termination of leases	(383,683)	-	-	-	(383,683)
Balance, December 31, 2020	45,595	273,052	3,059	174,680	496,386
Additions	2,323,385	636,591	-	-	2,959,976
Interest expense	32,330	37,553	31	5,382	75,296
Payments	(100,779)	(149,963)	(3,090)	(79,346)	(333,178)
Termination of leases	(18,050)	(46,260)	-	(57,696)	(122,006)
Lease liabilities classified as held for sale	-	-	-	(43,020)	(43,020)
Foreign exchange loss (gain)	5,675	(1,662)	-	-	4,013
Balance, December 31, 2021	2,288,156	749,311	-	-	3,037,467
Less: current portion of lease liability	250,853	136,247	-	-	387,100
Lease liability	2,037,303	613,064	-	-	2,650,367

During the year ended December 31, 2020, the Company defaulted on the right-of-use CBD extraction facility and as a result, derecognized the right-of-use asset associated with the CBD extraction facility (Note 10). As a result, the Company extinguished the associated lease liability of $383,683.

On December 31, 2020, the Company acquired LP&A. LP&A had one lease with a fair value of $45,595 on the date of acquisition, which was measured as the net present value of minimum future lease payments determined using the following assumptions: (1) remaining number of payments - 13; (2) rent payment - $3,631; and (3) incremental borrowing rate - 4.04%. During the year ended December 31, 2021, the Company agreed to an extension on this lease until February 1, 2026. As a result of the extension, the Company disposed of the original right-of-use asset with a cost of $39,271 and accumulated depreciation of $24,590 and extinguished the lease liability with a carrying value $18,050. The Company recorded a gain on termination of $2,831. The lease liability was re-measured to be $180,664 on the extension date by discounting the amended future lease payments at a rate of 6% per annum and is included in the Health & Wellness segment.

30

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

16. LEASE LIABILITY (continued)

On April 1, 2021, the Company amended the terms of its lease agreement for the Kai Medical testing laboratory to extend the term to August 31, 2027 and doubled the space that it occupied. As a result of the amendment, the Company disposed of right-of-use assets with cost of $74,183 and accumulated depreciation of $29,075 and extinguished the lease liability with a carrying amount of $46,260. The Company recorded a gain on termination of $1,152. The lease liability was re-measured to be $511,951 on the modification date by discounting the amended future lease payments at a rate of 6% per annum and is included in the Diagnostics & Technology segment.

As a result of the closure of Sun Valley clinics during the year ended December 31, 2021, the Company disposed of right-of-use assets with cost of $134,887 and accumulated depreciation of $81,662 and extinguished the lease liability with a carrying amount of $57,696. The Company recorded a gain on termination of $4,471 which has been included in net loss from discontinued operations. A remaining lease with a lease liability of $43,020 was classified as held for sale.

On May 15, 2021, the Company entered into a new lease agreement for its subsidiary Medi-Collective: Brown’s Line FHO Inc. The Company recorded a lease liability of $275,384, which represents the future lease payments discounted at a rate of 6% per annum and is included in the Health & Wellness segment.

On July 30, 2021, the Company acquired MediSure. MediSure had one lease with a fair value of $124,640 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions: (1) remaining number of payments - 60; (2) monthly payment - $2,410 (C$3,000); and (3) incremental borrowing rate - 6.00% per annum. This amount has been allocated to the Diagnostics & Technology segment.

During the year ended December 31, 2021, the Company entered various leases for clinic openings in the Medi-Collective which resulted in the recognition of lease liabilities of $1,867,337, which represents the future lease payments discounted at a rate of 6% per annum. These lease liabilities are allocated to the Health & Wellness segment.

For the year ended December 31, 2021, the Company recognized an expense of $61,434 (2020 - $46,885) with respect to short-term and low value leases which is included in clinic operating expenses.

17. WARRANT LIABILITY

The warrants are classified as a financial instrument under the principles of IFRS 9, as the exercise price is in Canadian dollars while the functional currency of the Company is the US dollar. Accordingly, warrants are remeasured to fair value at each reporting date with the change in fair value charged to change in fair value of warrant liability in the consolidated statement of loss and comprehensive loss.

	Weighted average exercise price	Warrants	Warrant liability
	C$	#	$
As at December 31, 2019		46,257,289	106,312
Issued	0.12	69,400,524	1,061,738
Exercised	0.13	(49,800,176)	(5,341,149)
Expired	0.39	(11,642,185)	-
Loss on change in fair value of warrant liability			11,886,796
As at December 31, 2020		54,215,452	7,713,697
Issued	0.13	350,000	-
Exercised	0.16	(42,982,247)	(23,029,605)
Expired	0.13	(294,108)	-
Loss on change in fair value of warrant liability			16,820,611
As at December 31, 2021		11,289,097	1,504,703
Current portion of warrant liability			1,504,703
Non-current portion of warrant liability			-

31

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

17. WARRANT LIABILITY (continued)

On April 2, 2020, pursuant to the conversion of convertible debentures with a face value of $268,554 (C$367,500) and accrued interest of $16,113 (C$22,050), the Company issued 3,541,366 units. Each unit is comprised of one common share and one common share purchase warrant (Note 18(b)). Each warrant entitles the holder to acquire one common share at a price of $0.11 (C$0.16) for a period of two years following the closing date of the conversion.

On April 8, 2020, pursuant to the conversion of convertible debentures with a face value of $147,691 (C$207,270) and accrued interest of $8,254 (C$11,584), the Company issued 1,989,588 units. Each unit is comprised of one common share and one common share purchase warrant (Note 18(b)). Each warrant entitles the holder to acquire one common share at a price of $0.11 ($C0.16) for a period of two years following the closing date of the conversion.

On April 16, 2020, pursuant to a private placement financing, the Company issued 16,325,000 units at a price of C$0.03 (C$0.04) per unit for gross proceeds of $462,399 (C$653,000). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.10 (C$0.07) per share for a period of two years following the closing date of the financing.

On May 7, 2020, pursuant to the conversion of convertible debentures with a face value of $178,380 (C$250,000) and accrued interest of $20,600 (C$28,871), the Company issued 3,064,515 common shares and 3,064,515 common share purchase warrants (Note 18(b)). Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) for a period of one year following the closing date of the conversion.

On July 16, 2020, pursuant to a private placement financing, the Company issued 14,417,334 units for $0.04 (C$0.05) per unit for gross proceeds of $532,279 (C$720,866). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of 24 months following the closing date of the financing.

On October 5, 2020, the Company issued 500,000 warrants for $0.03 (C$0.05) pursuant to costs in connection with the acquisition of Kai Medical. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of 36 months following the closing date of the financing.

On November 9, 2020, pursuant to a private placement financing, the Company issued 24,567,131 units for $0.04 (C$0.05) per unit for gross proceeds of $944,257 (C$1,228,366). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of 24 months following the closing date of the financing.

Included in warrants issued and exercised is 350,000 warrants resulting from the reinstatement of expired warrants for certain holders which were immediately exercised. There was no profit or loss associated with the warrants as the derivative component had a fair value of $nil as a result of a zero-term expected life.

The following table summarizes the warrants outstanding and exercisable as at December 31, 2021:

Expiry date	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
April 8, 2022	1,158,017	0.16	0.27
April 16, 2022	2,525,000	0.10	0.29
July 15, 2022	1,160,000	0.12	0.54
September 9, 2022	3,746,080	0.31	0.69
November 9, 2022	2,200,000	0.12	0.86
October 5, 2023	500,000	0.05	1.76
Total	11,289,097	0.18	0.62

32

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

18. EQUITY

a) Authorized share capital

Unlimited number of common shares without nominal or par value. At December 31, 2021, there were 339,445,021 issued and outstanding common shares (December 31, 2020 - 283,811,903). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b) Issued - common shares

During the year ended December 31, 2021, the Company completed the following transactions:

Vesting of escrow shares

i.	For the year ended December 31, 2021, the Company recognized a share-based payment of $187,964 in connection with the vesting of escrow shares.

Share subscriptions receivable

ii.	As at December 31, 2021, the Company reclassified the share subscriptions receivable of $745,531 arising from the exercise of 7,000,000 share options by the CEO (Note 24) to other asset.

Subscription deposits

iii.	On December 30, 2021, the Company received $78,459 (C$100,000) subscription deposit in advance for an on-going financing. The financing was subsequently closed on January 6, 2022.

iv.

As at December 31, 2021, the Company had $1,238,366 (C$1,570,000) in restricted cash held in trust pertaining to proceeds received in advance of the closing of the private placement of convertible debentures and units that subsequently closed on January 6, 2022 (Note 27).

Shares issued for services

v.	On February 26, 2021, the Company issued 1,207,206 common shares for $0.05 (C$0.06) per common share for total fair value consideration of $59,598 (C$75,600) for marketing services.

vi.

On June 11, 2021, the Company issued 13,204 common shares for $0.52 (C$0.63) per common share for total fair value consideration of $6,847 (C$7,500) for marketing services. The shares were subsequently returned to the treasury and cancelled on November 8, 2021 for the total fair value of $6,682 (C$7,500), with the difference going to operating expense.

vii.	On July 22, 2021, the Company issued 21,176 common shares for $0.41 (C$0.51) per common share for total fair value consideration of $8,594 (C$10,800) for marketing services.

viii.	On September 29, 2021, the Company issued 34,090 common shares for $0.35 (C$0.44) per common share for total fair value consideration of $11,773 (C$15,000) for marketing services.

ix.	On December 6, 2021, the Company issued 31,250 common shares for $0.19 (C$0.24) per common share for total fair value consideration of $5,869 (C$7,500) for marketing services.

Exercise of options

x.

During the year ended December 31, 2021, 3,714,666 stock options with a weighted average exercise price of $0.06 (C$0.07) were exercised for proceeds of $217,403 (C$271,233) resulting in the issuance of 3,714,666 common shares. Upon exercise, $102,031 was transferred from contributed surplus to issued capital.

Exercise of warrants classified within warrant reserve

xi.

420,000 agent purchase warrants with a weighted average exercise price of $0.12 (C$0.15) were exercised for proceeds of $48,346 (C$61,200) resulting in the issuance of 420,000 common shares. Upon exercise, $23,588 was transferred from warrant reserve to issued capital.

33

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

18. EQUITY (continued)

xii.

1,760,000 agent compensation warrants with an exercise price of $0.05 (C$0.04) were exercised for proceeds of $69,510 (C$88,000) resulting in the issuance of units comprised of 1,760,000 common shares and 1,760,000 warrants. Using the Black-Scholes option pricing model, the Company determined that the fair value of warrants issued as part of the units was $1,056,940, which exceeded the total of the initial agent purchase warrants reserve amount of $47,251 and cash of $69,510 equal to $116,761. Accordingly, applying the residual method, the Company allocated $116,761 to warrant reserve and $nil to share capital. The fair value of warrants issued as part of units was determined using the Black-Scholes option pricing model with the following assumptions: a 1.67 year expected average life, exercise price of $0.09 (C$0.12), share price of $0.69 (C$0.87); 100% volatility; risk-free interest rate of 0.29%; and an expected dividend yield of 0%. The fair value of these agent purchase warrants was recorded to warrant liability.

xiii.

On October 25, 2021, 880,000 warrants with an exercise price of $0.10 (C$0.12) were exercised for proceeds of $85,591 (C$$105,600) resulting in the issuance of 880,000 common shares. Upon exercise, $58,380 was transferred from warrant reserve to share capital.

Exercise of warrants classified within warrant liability

xiv.	During the year ended December 31, 2021, the Company issued common shares as a result of warrant exercises as follows:

Issue date	Number of warrants exercised and shares issued	Weighted average exercise price	Weighted average exercise price	Cash received	Warrant liability transferred to issued capital	Issued capital
	#	C$	$	$	$	$
January 4, 2021	856,000	0.16	0.13	107,411	76,582	183,993
January 6, 2021	2,178,817	0.16	0.13	274,821	253,452	528,273
January 14, 2021	1,059,000	0.16	0.13	133,902	140,479	274,381
January 12, 2021	550,000	0.16	0.13	69,041	79,362	148,403
January 14, 2021	1,000,000	0.10	0.08	79,026	188,759	267,785
January 14, 2021	1,000,000	0.12	0.09	94,832	182,209	277,041
January 19, 2021	500,000	0.16	0.13	62,819	71,449	134,268
January 25, 2021	400,000	0.16	0.13	50,243	63,176	113,419
January 27, 2021	863,911	0.16	0.13	108,200	111,363	219,563
February 4, 2021	450,000	0.16	0.12	56,127	58,811	114,938
February 8, 2021	500,000	0.16	0.13	62,730	65,118	127,848
February 11, 2021	150,000	0.16	0.13	18,918	49,666	68,584
February 16, 2021	1,201,400	0.16	0.13	151,548	729,646	881,194
February 17, 2021	268,245	0.16	0.13	33,763	204,737	238,500
February 19, 2021	1,250,000	0.16	0.13	158,554	1,394,935	1,553,489
February 24, 2021	1,500,000	0.05	0.04	59,770	25,396	85,166
February 24, 2021	1,000,000	0.10	0.08	79,694	1,235,875	1,315,569
February 24, 2021	1,369,864	0.16	0.13	174,672	1,626,802	1,801,474
February 24, 2021	200,000	0.12	0.10	19,127	244,251	263,378
February 26, 2021	2,500,000	0.12	0.09	236,500	2,117,056	2,353,556
February 26, 2021	211,179	0.16	0.13	26,637	171,488	198,125
March 2, 2021	500,000	0.10	0.08	39,601	357,139	396,740
March 2, 2021	2,000,000	0.12	0.10	190,084	1,407,808	1,597,892
March 8, 2021	225,000	0.16	0.13	28,436	126,190	154,626
March 8, 2021	5,500,000	0.12	0.09	521,327	4,203,738	4,725,065
March 10, 2021	10,750,000	0.12	0.09	1,020,815	5,963,892	6,984,707
March 12, 2021	1,867,131	0.12	0.10	179,345	1,224,589	1,403,934
March 17, 2021	250,000	0.12	0.10	24,067	160,329	184,396
March 10, 2021	1,500,000	0.08	0.06	94,959	-	94,959
April 5, 2021	150,000	0.16	0.13	19,162	-	19,162
April 5, 2021	300,000	0.12	0.10	28,743	147,856	176,599
April 30, 2021	175,000	0.10	0.08	14,245	75,910	90,155
May 20, 2021	250,000	0.12	0.10	24,855	100,054	124,909
June 23, 2021	150,000	0.12	0.10	14,650	67,161	81,811
June 24, 2021	100,000	0.12	0.10	9,742	43,871	53,613
October 25, 2021	256,700	0.12	0.10	24,884	60,456	85,340
Total	42,982,247	0.13	0.10	4,293,250	23,029,605	27,322,855

34

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

18. EQUITY (continued)

Acquisition of MediSure

On July 30, 2021, as part of the consideration in the acquisition of MediSure, the Company issued 4,582,483 common shares with a fair value of $1,726,141 (Note 6).

During the year ended December 31, 2020, the Company completed the following transactions:

Shares issued to former CEO

i.	On March 11, 2020, pursuant to the incorrect cancellation of common shares of the former CEO, the Company issued 651,875 common shares.

Shares issued on private placement

ii.

On April 16, 2020, pursuant to a private placement financing, the Company issued 16,325,000 units for $0.03 (C$0.04) per unit for gross proceeds of $462,400 (C$653,000) comprised of cash of $219,300 (C$313,000) and the settlement of accounts payable in the amount of $243,100 (C$340,000). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.07 (C$0.10) per share for a period of twenty-four months following the closing date of the financing. Share issue costs included cash payments of $1,714 (C$2,400) ($1,026 of which was allocated to the warrant liability and recorded in the profit and loss) and the issuance of 60,000 share purchase warrants valued at $1,017 using the Black-Scholes option pricing model with the following assumptions: a two year expected average life, share price of $0.04 (C$0.05); 100% volatility; risk-free interest rate of 0.34%; and an expected dividend yield of 0%. Consideration of $276,809 was recorded to warrant liability and the residual amount of $185,590 was recorded to issued capital.

iii.

On July 15, 2020, pursuant to a private placement financing, the Company issued 14,417,334 units for $0.04 (C$0.05) per unit for gross proceeds of $532,280 (C$720,867) comprised of cash of $335,352 (C$454,167) and the settlement of accounts payable in the amount of $196,928 (C$266,700). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of twenty-four months following the closing date of the financing. Share issue costs included cash payments of $3,553 (C$4,800) ($1,518 of which was allocated to the warrant liability and recorded in the profit and loss) and the issuance of 96,000 share purchase warrants valued at $1,509 using the Black-Scholes option pricing model with the following assumptions: a two year expected average life, share price of $0.04 (C$0.06); 100% volatility; risk-free interest rate of 0.24%; and an expected dividend yield of 0%. Consideration of $227,402 was recorded to warrant liability and the residual amount of $304,878 was recorded to issued capital.

iv.

On October 27, 2020, pursuant to a private placement financing, the Company issued 1,500,000 units for $0.04 (C$0.05) per unit for gross proceeds of $56,974 (C$75,000). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of twenty-four months. Of gross proceeds, $32,956 was allocated to share capital and $24,698 was allocated to warrant liability.

v.

On November 9, 2020, pursuant to a private placement financing, the Company issued 23,067,131 units for $0.04 (C$0.05) per unit for gross proceeds of $889,250 (C$1,153,357). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of twenty-four months ($42,403 of share issuance costs which was allocated to the warrant liability and recorded in the profit and loss). Of gross proceeds, $506,801 was allocated to share capital and $382,449 was allocated to warrant liability.

Shares issued on debt settlement

vi.

On January 23, 2020, the Company issued 4,800,000 common shares for $0.03 (C$0.045) per common share for total fair value consideration of $164,346 (C$216,000) as settlement of accounts payable in the amount of $182,607 (C$240,000) resulting in a gain on debt settlement of $18,261.

vii.

On May 7, 2020, the Company issued 347,142 common shares for $0.06 (C$0.08) per common share for total fair value consideration of $19,812 (C$27,767) as settlement of accounts payable in the amount of $23,189 (C$32,500) resulting in a gain on debt settlement of $4,538.

35

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

18. EQUITY (continued)

viii.

On May 20, 2020, the Company issued 694,444 common shares for $0.05 (C$0.07) per common share for total fair value consideration of $34,992 (C$48,611) as settlement of accounts payable in the amount of $17,996 (C$25,000) resulting in a gain on debt settlement of $500.

Vesting of escrow shares

ix.	For the year ended December 31, 2020, the Company recognized share-based payment of $193,025 in connection with the vesting of escrow shares.

Shares issued for services

x.	On February 11, 2020, the Company issued 4,000,000 common shares for $0.03 (C$0.035) per common share for total fair value consideration of $190,110 (C$252,276) for marketing services.

xi.	On September 22, 2020, the Company issued 2,500,000 common shares for $0.03 (C$0.04) per common share for total fair value consideration of $135,529 (C$191,015) for marketing services.

xii.

On September 23, 2020, the Company issued 3,000,000 common shares for $0.03 (C$0.04) per common share for total fair value consideration of $161,715 (C$214,237) as settlement of accounts payable in the amount of $184,173 (C$244,103) resulting in a gain on debt settlement of $22,458.

Shares issued on conversion of debentures

xiii.

On April 2, 2020, pursuant to the conversion of convertible debentures with a face value of $268,554 (C$367,500) and accrued interest of $16,113 (C$22,050), the Company issued 3,541,366 common shares and 3,541,366 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.07 (C$0.10) for a period of two years following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $nil and the debt was valued at $276,478. Consideration of $24,607 was recorded to warrant liability and the residual amount of $251,871 was recorded to issued capital.

xiv.

On April 8, 2020, pursuant to the conversion of convertible debentures with a face value of $147,691 (C$207,270) and accrued interest of $8,254 (C$11,584), the Company issued 1,989,588 common shares and 1,989,588 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.07 (C$0.10) for a period of two years following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $nil and the debt was valued at $78,213. Consideration of $21,981 was recorded to warrant liability and the residual amount of $56,232 was recorded to issued capital.

xv.

On May 7, 2020, pursuant to the conversion of convertible debentures with a face value of $356,720 (C$500,000) and accrued interest of $42,180 (C$56,376), the Company issued 6,129,030 common shares and 6,129,030 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) for a period of one year following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $nil and the debt was valued at $417,815. Consideration of $104,565 was recorded to warrant liability and the residual amount of $313,250 was recorded to issued capital.

Obligation to issue shares

xvi.	On May 20, 2020, pursuant to the issuance of a promissory note payable in the amount of $188,765 (C$250,000), the Company settled its obligation to issues 150,000 common shares.

Exercise of options

xvii.

On November 3, 2020, the CEO of the Company exercised 7,000,000 stock options with an exercise price of $0.11 (C$0.14) resulting in the issuance of 7,000,000 common shares. The proceeds of $745,531 (C$980,000) for the options were not received by December 31, 2020 and the Company recorded a share subscriptions receivable against the freely trading common shares.

36

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

18. EQUITY (continued)

xviii.

On December 8, 2020, 300,000 options with an exercise price of $0.04 (C$0.05) were exercised for proceeds of $11,718 (C$15,000) resulting in the issuance of 300,000 common shares. Upon exercise, $4,047 was transferred from contributed surplus to equity.

xix.

On December 14, 2020, 83,333 options with an exercise price of $0.08 (C$0.10) were exercised for proceeds of $6,527 (C$8,333) resulting in the issuance of 83,333 common shares. Upon exercise, $137 was transferred from contributed surplus to equity.

xx.

On December 21, 2020, 200,000 options with an exercise price of $0.20 (C$0.26) were exercised for proceeds of $40,416 (C$52,000) resulting in the issuance of 200,000 common shares. Upon exercise, $32,125 was transferred from contributed surplus to equity.

Exercise of warrants

xxi.	During the year ended December 31, 2020, the Company issued common shares as a result of warrant exercises as follows:

Issue date	Number of warrants exercised and shares issued	Weighted average exercise price	Weighted average exercise price	Cash received	Warrant liability transferred to issued capital	Issued capital
	#	C$	$	$	$	$
December 8, 2020	1,000,000	0.12	0.0937	93,691	121,464	215,156
December 8, 2020	909,090	0.16	0.1249	113,565	97,647	211,212
December 9, 2020	9,125,000	0.10	0.0781	712,724	958,652	1,671,375
December 9, 2020	7,364,515	0.12	0.0937	690,262	675,387	1,365,648
December 9, 2020	5,512,264	0.16	0.1250	688,872	308,191	997,063
December 10, 2020	2,000,000	0.10	0.0785	157,060	267,897	424,957
December 10, 2020	4,736,634	0.12	0.0942	446,361	607,619	1,053,980
December 10, 2020	5,828,618	0.16	0.1256	732,353	484,975	1,217,328
December 10, 2020	431,075	0.19	0.1492	64,319	20,324	84,643
December 14, 2020	2,064,515	0.12	0.0941	194,201	407,762	601,963
December 14, 2020	2,192,728	0.16	0.1254	275,015	367,169	642,184
December 15, 2020	5,300,000	0.16	0.1258	666,562	672,239	1,338,801
December 17, 2020	2,063,637	0.16	0.1258	259,618	194,262	453,880
December 22, 2020	1,700,000	0.16	0.1240	210,722	187,746	398,468
December 28, 2020	61,950	0.16	0.1249	7,740	5,364	13,104
Total	50,290,026	0.13	0.1056	5,313,065	5,376,698	10,689,762

Acquisition of Lawrence Park & Atkinson

On December 31, 2020, as part of the consideration in the acquisition of Lawrence Park & Atkinson, the Company issued 5,128,204 common shares with a fair value of $1,147,925 (Note 5).

c) Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

37

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

18. EQUITY (continued)

Share option transactions and the number of share options outstanding during the years ended December 31, 2021 and 2020 are summarized as follows:

	Number of share options	Weighted average exercise price
	#	C$
Outstanding, December 31, 2019	10,450,000	0.16
Granted	6,967,761	0.07
Exercised	(7,583,333)	0.14
Outstanding, December 31, 2020	9,834,428	0.08
Granted	3,061,364	0.43
Cancelled	(1,936,667)	0.06
Expired	(430,000)	0.05
Exercised	(3,714,666)	0.07
Outstanding, December 31, 2021	6,814,459	0.16
Exercisable, December 31, 2021	5,245,709	0.23

During the year ended December 31, 2021, 1,936,667 share options were cancelled following the termination of certain employment contracts.

The weighed average remaining contractual life of share options outstanding as at December 31, 2021 was 3.03 years (2020 - 3.04 years). The weighted average fair value of options granted year ended December 31, 2021 was $0.23 (2020 - $0.02). The range of exercise prices for options outstanding at December 31, 2021 was C$0.05 to C$0.57 (2020 - C$0.05 to C$0.57).

The fair value of share options recognized as an expense during the year ended December 31, 2021, was $777,277 (2020 - $323,799, 2019 - $608,944). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2021 and 2020:

	2021	2020
Risk-free interest rate	0.17%-0.93%	0.20%-1.57%
Expected life	5 years	1 - 5 years
Expected volatility	100%	100%
Forfeiture rate	0.0%	0.0%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share options is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

d) Warrants classified within warrant reserve

Warrants classified within warrant reserve consist of warrants issued as share-based payments. Outstanding and exercisable warrants classified within warrant reserve for the years ended December 31, 2021 and 2020 are summarized as follows:

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding, December 31, 2019	1,504,818	0.24
Granted	1,916,000	0.12
Exercised	(489,850)	0.16
Expired	(627,068)	0.31
Outstanding, December 31, 2020	2,303,900	0.13
Granted	1,760,000	0.12
Exercised	(3,060,000)	0.12
Expired	(123,900)	0.16
Outstanding, December 31, 2021	880,000	0.12

38

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

18. EQUITY (continued)

In connection with warrants that expired in the year ended December 31, 2021, $9,800 (2020 - $80,280) was reclassified from warrant reserve to contributed surplus.

19. OPERATING EXPENSES

For the years ended December 31, 2021, 2020 and 2019, operating expenses comprised of the following:

	2021	2020	2019
	$	$	$
Salaries and benefits	1,691,162	516,822	906,710
Rent	61,434	6,175	57,572
Advertising and promotion	751,514	931,072	229,565
Telephone and internet	252,737	130,143	13,289
Penalties	26,325	470,000	165,000
Other	813,950	186,232	354,331
	3,597,122	2,240,444	1,726,467

20. SEGMENT INFORMATION

The Company’s business activities for the year ended December 31, 2021, were conducted through four reportable segments corresponding with its business model. The segments are as follows: (a) Health & Wellness, comprising clinic operations with revenue resulting from patient visits and telemedicine services; (b) Diagnostics & Technology, comprising the diagnostic testing services provided by Kai Medical, and the sale of medical equipment by Kai Medical Canada Corp. and MediSure; and (c) corporate costs. The operations related to Sun Valley have been disclosed as discontinued operations (Note 7). Financial performance and balances by operating segments are displayed below:

For the year ended December 31, 2021	Health & Wellness	Diagnostics & Technology	Corporate	Consolidated
	$	$	$	$
Total revenue	1,006,952	3,361,964	-	4,368,916
Total operating expenses[1]	(1,467,478)	(4,389,796)	(3,953,594)	(9,810,868)
Total other expenses, net	(3,405,564)	(6,069,654)	(16,819,075)	(26,294,293)
Net loss from continuing operations	(3,866,090)	(7,097,486)	(20,772,669)	(31,736,245)

For the year ended December 31, 2020	Health & Wellness	Diagnostics & Technology	Corporate	Consolidated
	$	$	$	$
Total revenue	307,974	653,125	-	961,099
Total operating expenses[1]	(741,275)	(598,464)	(3,298,576)	(4,638,315)
Total other expenses, net	(120,195)	(84,866)	(12,813,947)	(13,019,008)
Net loss from continuing operations	(553,496)	(30,205)	(16,112,523)	(16,696,224)

For the year ended December 31, 2019	Health & Wellness	Diagnostics & Technology	Corporate	Consolidated
	$	$	$	$
Total revenue	-	-	505,198	505,198
Total operating expenses[1]	-	-	(3,723,763)	(3,723,763)
Total other expenses, net	-	-	(459,947)	(459,947)
Net loss from continuing operations	-	-	(3,678,512)	(3,678,512)

1Includes direct expenses, operating expenses, legal and professional fees, depreciation and amortization, and share-based payments

39

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

20. SEGMENT INFORMATION (continued)

As at December 31, 2021	Health & Wellness	Diagnostics & Technology	Corporate	Consolidated
	$	$	$	$
Assets	602,473	1,487,963	2,849,626	4,940,062
Liabilities	2,677,910	2,840,420	5,850,467	11,368,797

As at December 31, 2020	Health & Wellness	Diagnostics & Technology	Corporate	Consolidated
	$	$	$	$
Assets	724,227	2,490,081	5,644,570	8,858,878
Liabilities	914,437	1,923,346	11,603,622	14,441,405

As at December 31, 2019	Health & Wellness	Diagnostics & Technology	Corporate	Consolidated
	$	$	$	$
Assets	-	-	1,185,789	1,185,789
Liabilities	-	-	4,276,196	4,276,196

For the years ended December 31, 2021, 2020, and 2019, the geographic distribution of revenue is presented as follow:

	2021	2020	2019
	$	$	$
Canada	1,390,738	-	-
USA	2,978,178	961,099	505,198
Total	4,368,916	961,099	505,198

As at December 31, 2021 and 2020, the geographic distribution of long-lived assets is presented as follow:

	2021	2020
	$	$
Canada	241,588	1,782,871
USA	889,916	2,193,229
Total	1,131,504	3,976,100

40

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

21. INCOME TAXES

a) Rate reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes. The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2020 - 27%, 2019 - 27%) to the effective tax rate is as follows:

		Years ended December 31,
	2021	2020	2019
	$	$	$
Loss from continuing operations before income taxes	(31,736,245)	(16,696,224)	(3,678,512)
Combined Canadian federal and provincial income tax rates	27%	27%	27%
Expected income tax recovery	(8,568,790)	(4,507,980)	(993,200)
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	132,050	24,800	82,490
Non-deductible expenses less other permanent differences	5,929,980	217,225	(367,360)
Loss on change in fair value of warrant liability	-	3,209,435	-
Tax rate changes	-	(74,050)	8,700
Share issuance costs and other	(1,000)	(1,910)	(36,010)
Change in tax benefits not recognized	2,507,760	1,132,480	1,305,380
Income tax expense (recovery)	-	-	-

b) Unrecognized deferred tax assets and liabilities

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	As at December 31,
	2021	2020
	$	$
Deferred tax assets (liabilities):
Non-capital losses	24,615,430	19,890,140
Property and equipment	391,190	(1,007,630)
Intangible assets	857,670	674,140
Right-of-use assets net of lease liability	3,016,140	13,530
Share issue costs	205,450	308,660
Capital losses carried forward	-	5,420
Unrealized foreign exchange loss	-	1,880
Goodwill	2,335,970	2,216,710
Deferred tax assets, net	31,421,850	22,102,850

c) Expiration of income tax loss carry forwards

As at December 31, 2021, the Company has $15,348,020 of Canadian non-capital income tax losses (unrecognized) which will expire over 2034 through 2041.

41

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

22. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Additional disclosure with respect to cash flows for the years ended December 31, 2021, 2020 and 2019 is presented in the table below:

	2021	2020	2019
	$	$	$
Changes in non-cash working capital items:
Accounts receivable	(177,410)	(239,070)	(24,116)
Prepaid expenses	(103,623)	(31,263)	10,846
Inventory	(26,158)	4,167	(21,848)
Accounts payable and accrued liabilities	358,237	1,253,577	337,013
Deferred revenue	(3,820)	26,694	-
Non-cash transactions:
Vesting of escrow shares	187,964	144,454	95,874
Shares issued as settlement of convertible debentures payable	-	-	600,323
Shares issued as settlement of accounts payable	-	-	181,842
Shares issued for services, net of shares returned to treasury	85,999	86,812	105,327
Shares issued to former CEO	-	-	15,239

Vesting of escrow shares during the year ended December 31, 2021 is contained within legal and professional fees.

Income tax payments for the year ended December 31, 2021 were $nil (2020 - $nil, 2019 - $nil). As at December 31, 2021, the Company has accrued $635,000 (December 31, 2020 - $350,000) in late tax filing penalties related to income taxes in the United States.

Interest paid for the year ended December 31, 2021 was $502,337 (2020 - $43,651, 2019 - $nil), of which $365,734 was from accrued interest on loans and note payables prior to December 31, 2020.

23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The fair values of cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The Company has no assets or liabilities that would be categorized as level 2 in the fair value hierarchy.

As at December 31, 2021 and 2020, warrant liability was categorized as level 3 in the fair value hierarchy. No other financial assets or liabilities were categorized as level 3.

b) Risk Management

The Company examines its various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. The risks may include credit risk, currency risk, liquidity risk and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance., where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s finance group and they are regularly discussed with the Board of Directors.

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EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

i. Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company’s credit risk is predominantly related to cash balances held in financial institutions and amounts receivable from credit card processors. The maximum exposure to credit risk is equal to the carrying value of such financial assets. At December 31, 2021, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

Cash is only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of one year or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

ii. Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s income (loss) and comprehensive income (loss) are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	December 31, 2021	December 31, 2020
	$	$
Canadian dollar net monetary liabilities	594,561	2,434,448

The effect on net loss and comprehensive loss for the year ended December 31, 2021, of a 10.0% change in the foreign currencies against the US dollar on the above-mentioned net monetary liabilities of the Company is estimated to be an increase/decrease in foreign exchange gain or loss of $54,051 (2020 - $534,108), given all other variables remained constant.

iii. Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its expansion plans.

In the normal course of business, the Company enters contracts and performs business activities that give rise to commitments for future minimum payments. The Company has no concentrations of liquidity risk. A summary of future operating commitments is presented in note 26.

As at December 31, 2021, the Company had a cash balance of $866,170, restricted cash of $1,238,366 and current liabilities of $7,703,093.

vi. Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company’s notes payable, secured loan payable, convertible notes payable and convertible debentures carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

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EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

24. RELATED PARTY TRANSACTIONS

The Company’s related parties include subsidiaries, associates, joint ventures, affiliated entities and key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During the year ended December 31, 2021 and 2020, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital. Key management compensation for the years ended December 31, 2021, 2020 and 2019 includes:

	2021	2020	2019
	$	$	$
Salaries and benefits	881,430	341,601	734,655
Share-based payments	360,716	12,159	556,040
Directors’ fees	41,250	7,500	11,250
	1,283,396	361,260	1,301,945

Included in salaries and benefits for the year ended December 31, 2021 is $nil (2020 - $nil, 2019 - $304,721) related to common shares awarded to the Chief Executive Officer (“CEO”).

As at December 31, 2021, $172,934 (December 31, 2020 - $157,055) is due to the CEO, Chief Financial Officer and a director for salaries and benefits, and director’s fees. The amounts are unsecured and due on demand.

As at December 31, 2021, the other asset balance of $745,531 represents a loan with the CEO resulting from share subscriptions receivable. The amount was previously classified within equity as the loan was previously collateralized by the common shares of the Company owned by the CEO. During the year ended December 31, 2021, the terms of the loan were modified such that the loan is no longer collateralized by the CEO’s common shares. The receivable has no specified interest or terms of repayment. Management assessed credit risk of the share subscription receivable as low as the Company has offsetting payables to the CEO and an ongoing service contract.

25. MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis. At December 30, 2021 and 2020, the capital of the Company comprised of the following:

	December 31,	December 31,
	2021	2020
	$	$
Total shareholders’ deficiency	(7,138,472)	(5,490,401)
Notes payable	173,266	708,361
Convertible notes payable	205,406	200,530
Current portion of loans payable	128,480	992,070
Loans payable	1,053,983	1,140,157
	(5,577,337)	(2,449,283)
Less: Cash	(866,170)	(4,889,824)
	(6,443,507)	(7,339,107)

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company also has in place a planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives. The Company is dependent on cash flows generated from its clinical operations and from external financing to fund its activities. In order to maintain or adjust its capital structure, the Company may issue new shares or debt. At December 31, 2021 and 2020, the Company was not subject to any externally imposed capital requirements.

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EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

26. COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments at December 31, 2021 are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
	$	$	$	$
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	3,725,430	3,725,430	-	-
Loans payable	1,719,216	178,822	730,679	809,716
Notes payable	173,266	173,266	-	-
Convertible notes payable	205,406	205,406	-	-
Lease payments	3,270,692	601,561	2,027,711	641,420
Consideration payable	200,363	200,363	-	-
Total financial liabilities	9,294,373	5,084,848	2,758,390	1,451,136

The Company is involved in an ongoing litigation matter with the former President of Kai Medical Laboratory, LLC over the terms of the former President’s dismissal.  Management and its legal counsel are unable to estimate the likelihood of an unfavourable outcome for the Company and management is unable to establish a sufficiently reliable estimate of a settlement amount, if any. As such, no provision has been made in these consolidated financial statements.

27. EVENTS AFTER THE REPORTING PERIOD

On January 6, 2022, pursuant to a private placement financing, the Company issued 5,500,000 units for C$0.20 per unit for gross proceeds of $863,355 (C$1,100,0000). Each unit was comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of C$0.30 per share until January 6, 2024. Share issue costs were comprised of cash payments of $41,206 (C$52,500) and the issuance of 262,500 broker warrants.

In relation to the financing on January 6, 2022, the Company issued 1,900 convertible debenture units (“Debenture Unit”) at a price of C$1,000 per debenture unit for gross proceeds of $1,491,249 (C$1,900,000). Each Debenture Unit consists of a convertible debenture and 5,000 warrants. The convertible debenture matures on January 6, 2024 and bears interest at 6% per annum. Each warrant entitles the holder to acquire one common share at a price of C$0.30 per share until January 6, 2024. The debenture units are convertible at the conversion price of C$0.20. The Company incurred financing costs of $216,623 (C$276,000), of which $88,690 (C$113,000) was settled with the issuance of 565,000 units of the Company and issued 1,330,000 warrants to certain eligible finders. Each unit issued to the finders is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of C$0.30 per share until January 6, 2024.

On January 10, 2022, pursuant to the exercise of 250,000 stock options at an exercise price of C$0.10 per stock option, the Company issued 250,000 common shares for gross proceeds of $19,718 (C$25,000).

On January 20, 2022, the Company granted 200,000 stock options to a consultant. Each stock option is exercisable into one common share of the Company at an exercise price of C$0.295 per share until January 20, 2027. The stock options vest quarterly over 9 months.

On February 11, 2022, the Company granted 500,000 stock options to a director of the Company. Each stock option is exercisable into one common share of the Company at an exercise price of C$0.275 per share until February 11, 2027. The stock options vest one-twelfth (1/12th) of the total number of options at the end of each month for the duration of service on the Board of Directors.

On February 14, 2022, the Company granted 200,000 stock options to an employee. Each stock option is exercisable into one common share of the Company at an exercise price of C$0.27 per share until February 14, 2027. The stock options vest monthly over 36 months.

Pursuant to the non-binding agreement for the sale of Sun Valley on October 28, 2021, the Company completed the sale of Sun Valley on March 8, 2022 to the previous owners of Sun Valley. Consideration was amended from shares to cash of $181,664.

On March 23, 2022, pursuant to the exercise of 350,000 warrants at an exercise price of C$0.10 per warrant, the Company issued 350,000 common shares for gross proceeds of $27,843 (C$35,000).

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EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 30, 2021, 2020, and 2019 (in United States dollars, except where noted)

27. EVENTS AFTER THE REPORTING PERIOD (continued)

On March 23, 2022, pursuant to the exercise of 963,637 warrants at an exercise price of C$0.16 per warrant, the Company issued 963,637 common shares for gross proceeds of $122,652 (C$154,182).

On March 25, 2022, the Company closed a private placement of 2,100 debenture units at a price of C$1,000 per debenture unit for gross proceeds of $1,679,731 (C$2,100,000). Each debenture unit consists of a convertible debenture and 5,000 warrants. Each convertible debenture matures on March 25, 2024 and bears interest at 6% per annum. Each warrant entitles the holder to acquire one common share at a price of C$0.30 per share until March 25, 2024. The debenture units are convertible at the conversion price of C$0.20. The Company incurred a cash finder’s fee of $157,575 (C$197,000), issued 210,000 common shares to finders and granted 1,890,000 finder’s warrants. Each warrants entitles the holder to acquire one common share at a share price of C$0.20 until March 25, 2024.

On March 25, 2022, pursuant to exercise of 925,000 warrants at an exercise price of C$0.10 per warrant, the Company issued 925,000 common shares for gross proceeds of $73,991 (C$92,500).

On May 16, 2022, pursuant to the conversion of 60 convertible debentures that were issued in the private placement on January 6, 2022, the Company issued 300,000 common shares and extinguished the converted convertible debentures.

On July 5, 2022, the Company granted 1,100,000 stock options to various employees and consultants. Each stock option is exercisable into one common share of the Company at an exercise price of C$0.08 per share until July 5, 2027, of which 800,000 stock options vest quarterly over 9 months, and 300,000 stock options vest monthly over 36 months.

Subsequent to December 31, 2021, 6,350,460 warrants and 840,000 options expired unexercised, and 475,000 options were forfeited upon termination of employment. The Company received approval to reinstate 1,250,000 of the warrants that expired (the “Reinstated Warrants”). The warrants were originally issued to the CEO of the Company, had an exercise price of C$0.10, and an original expiry date of April 16, 2022. The Reinstated Warrants have an exercise price of C$0.10 and an expiry date to be determined by the Exchange upon removal of a cease trade order imposed on the Company’s common shares.

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